Prospectus

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108490

MESA AIR GROUP, INC.

$252,000,000

SENIOR CONVERTIBLE NOTES DUE 2023

AND

10, 011,204 SHARES OF COMMON STOCK

ISSUABLE UPON CONVERSION THEREOF

The Notes

     We issued up to an aggregate of $252,000,000 Senior Convertible Notes due 2023. This prospectus covers resales by holders of the notes and shares of common stock into which the notes are convertible. We will not receive any proceeds from the resale of the notes or the underlying shares of common stock. Interest on the notes is payable semiannually in arrears on June 16 and December 16 of each year at the rate of 2.4829% per year on the principal amount at maturity, beginning December 16, 2003 until June 16, 2008. After that date, we will not pay cash interest on the notes prior to maturity. Instead, on June 16, 2023, the maturity date of the notes, a holder will receive $1,000 per note. The rate of accrual of original issue discount represents a yield to maturity of 6.25% per year, computed on a semiannual bond equivalent basis and calculated from June 16, 2003. The notes are senior unsecured obligations and rank equally with our existing and future senior unsecured indebtedness. Each of our domestic subsidiaries, including any person that becomes a domestic subsidiary, guarantees the notes on an unsecured senior basis for so long as the subsidiary is a guarantor of any of our other indebtedness. In addition, our wholly-owned foreign subsidiary, MAGI Insurance, Ltd, is a guarantor of the notes on an unsecured senior basis and we may, in certain circumstances, add any newly formed or acquired wholly-owned foreign subsidiaries as guarantors in the future.

Convertibility of the Notes

     Holders may convert their notes into 39.727 shares of our common stock, subject to adjustment, only if (1) the sale price of our common stock reaches, or the trading price of the notes falls below, specified thresholds, (2) the notes are called for redemption, or (3) specified corporate transactions have occurred. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and common stock in an amount described herein. Our common stock currently trades on the Nasdaq National Market under the symbol “MESA.’’ On August 29, 2003, the last reported closing sale price of the common stock on the Nasdaq National Market was $11.87 per share. The shares issuable upon conversion of the notes will be approved for quotation on Nasdaq. For a description of certain federal income tax consequences to the holders of the notes, see “Certain Federal Income Tax Consequences.”

Purchase of Notes by the Company at the Option of the Holder

     Holders may require us to purchase all or a portion of their notes on June 16, 2008 at a price of $397.27 per note plus accrued cash interest, if any, on June 16, 2013 at a price of $540.41 per note plus accrued cash interest, if any, and on June 16, 2018 at a price of $735.13 per note plus accrued cash interest, if any. We may choose to pay the purchase price of such notes in cash or common stock or a combination of cash and common stock. In addition, if a change of control of the Company occurs, each holder may require us to purchase, for cash, all or a portion of such holder’s notes at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, to the date of purchase.

Redemption of the Notes at Our Option

     We may redeem for cash all or a portion of the notes at any time on or after June 16, 2008, at a price equal to the sum of the issue price, plus accrued original issue discount and accrued cash interest, if any, to the redemption date.

     The notes were originally issued by us in a private placement on June 16, 2003 to the initial purchasers and were simultaneously sold by the initial purchasers in transactions exempt from registration under the Securities Act, in the United States to persons reasonably believed to be “qualified institutional buyers” as defined in Rule 144A under the Securities Act.

     Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq Stock Market. The notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market.

     The selling securityholders may offer the notes, the shares of common stock issuable upon conversion of the notes, or the shares of common stock underlying the warrants from time to time to purchasers directly or through underwriters, dealers or agents. Such notes or the underlying common shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Each selling securityholder will be responsible for payment of any and all commissions to brokers, which will be negotiated on an individual basis.

Common Stock Issuable Upon Exercise of Warrant

     In February 2002, in connection with an agreement we entered into with Raytheon Aircraft Company, we issued a warrant to purchase shares of our common stock and granted certain registration rights to Raytheon. Pursuant to Raytheon’s registration rights, Raytheon has elected to have us register the resale of 129,935 shares of common stock that are currently vested and issuable upon exercise of the warrant.

     We will pay the expenses of preparing and filing the registration statement to which this prospectus relates and all post-effective amendments, except Raytheon is obligated to pay its pro-rata share of the registration expenses and reasonable maintenance cost incurred in connection with the registration. See “Plan of Distribution” for a description of the indemnification arrangements between us and the selling securityholders.

     Consider carefully the risk factors beginning on page 9 of this prospectus before investing.

Neither the SEC nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated, 1955, as amended (“RSA”) with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

The date of this Prospectus is December 20, 2003

WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
PROSPECTUS SUMMARY
THE NOTES
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

TABLE OF ADDITIONAL REGISTRANTS UNDER REGISTRATION STATEMENT ON FORM S-3	3
WHERE YOU CAN FIND MORE INFORMATION	1
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	1
PROSPECTUS SUMMARY	i
THE NOTES	1
RISK FACTORS	9
RATIO OF EARNINGS TO FIXED CHARGES	25
USE OF PROCEEDS	26
DESCRIPTION OF CAPITAL STOCK	46
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	48
SELLING SECURITYHOLDERS	56
PLAN OF DISTRIBUTION	59
LEGAL MATTERS	60
EXPERTS	60

i

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

Public Reference Room	North East Regional Office	Midwest Regional Office
450 Fifth Street, N.W.	233 Broadway	500 West Madison Street
Room 1024	New York, New York 10279	Suite 1400
Washington, D.C. 20549		Chicago, Illinois 60661

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates.

     The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that site is www.sec.gov.

     This prospectus is a part of a registration statement on Form S-3 that we are filing with the SEC, but the registration statement includes additional information and also attaches exhibits that are referenced in this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference:

•	our annual report on Form 10-K for the fiscal year ended September 30, 2002, updated by financial information included in the current report on Form 8-K dated June 10, 2003;

•	our quarterly reports on Form 10-Q for the quarterly periods ended December 31, 2002, March 31, 2003 and June 30, 2003;

•	our proxy statement relating to our 2003 annual meeting of shareholders;

•	our current reports on From 8-K dated May 1, 2003, June 10, 2003, October 6, 2003, and October 14, 2003, each of which we previously filed with the SEC. These documents contain important information about us and our finances;

•	our filings made pursuant to Rule 425 under the Securities Act and deemed to be filed pursuant to Rules 14a-12 and 14d-2 of the Exchange Act, dated October 6, 2003, October 7, 2003, October 14, 2003, October 24, 2003, and October 29, 2003;

1

•	our preliminary consent statements filed with the SEC on October 15, 2003 and October 23, 2003; and

•	the description of our common stock set forth in our Registration Statement on Form 8-A filed on March 16, 1987, including any amendments or reports filed for the purpose of updating such description.

     All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus to the end of the offering of the notes and common stock under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Corporate Secretary
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, Arizona 85008
(602) 685-4000

     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

     Any statements contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus (or in any other subsequently filed document which also is incorporated by reference in this prospectus) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus except as so modified or superseded.

     Important Notice About the Information Presented In This Prospectus

     You should rely only on the information provided in this prospectus and the information incorporated by reference. We have not authorized anyone to provide you with different information. The selling securityholders are not offering to sell, or seeking offers to buy, the notes or underlying shares in any state where offers or sales are not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

2

PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 9, the information incorporated by reference, including our financial statements, and the notes to those statements, and the exhibits to the registration statement of which this prospectus is a part.

     References in this prospectus to “Mesa Air,” the “Company,” “we,” “us,” and “our” refer to Mesa Air Group, Inc. and its subsidiaries, unless otherwise specified.

Mesa Air Group, Inc.

     Mesa Air Group, Inc., together with its subsidiaries, is an independently owned regional airline serving 162 cities in 41 states, the Bahamas, Canada and Mexico. At June 30, 2003, we operated a fleet of 141 aircraft and had approximately 1,079 daily departures.

     Approximately 98% of our consolidated passenger revenues for the fiscal year ended September 30, 2002 and the fiscal nine months ended June 30, 2003 were derived from operations associated with code-share agreements. Our subsidiaries have code-share agreements with America West Airlines, Inc., Frontier Airlines, Inc., Midwest Airlines, Inc., and US Airways, Inc. These code-share agreements allow use of the code-share partner’s reservation system and flight designator code to identify flights and fares in computer reservation systems, permit use of logos, service marks, aircraft paint schemes and uniforms similar to the code-share partner’s and provide coordinated schedules and joint advertising. The financial arrangement between us and our code-share partners involves either a revenue-guarantee or pro-rate arrangement. Under the terms of our revenue-guarantee flying agreements, we receive a guaranteed payment based upon a fixed minimum monthly amount plus additional amounts related to departures and block hours flown in addition to direct reimbursement for expenses such as fuel, landing fees and insurance. Revenue-guarantee arrangements reduce our exposure to fluctuations in passenger traffic and fare levels, as well as fuel prices. Under the terms of our pro-rate agreements, we receive an allocated portion of the passengers’ fare and are at risk for all of the costs of transporting the passengers. For the 2002 fiscal year and the fiscal quarter ended June 30, 2003, 75% and 84%, respectively, of our consolidated passenger revenues were derived from our revenue-guarantee code-share agreements.

     Our airline operations are conducted by three wholly-owned regional airline subsidiaries: Mesa Airlines, Inc., Air Midwest, Inc. and Freedom Airlines, Inc. Mesa Airlines operates as America West Express under a revenue-guarantee code-share agreement with America West Airlines, Inc., as US Airways Express under a revenue-guarantee code-share agreement with US Airways, Inc., and as Frontier JetExpress under a revenue-guarantee code-share agreement with Frontier Airlines, Inc. On July 6, 2003, Mesa Airlines began operating as United Express out of Denver under a revenue-guarantee code-share agreement with United Airlines, Inc. Air Midwest operates as US Airways Express under a pro-rate code-share agreement with US Airways, Inc., as America West Express under a pro-rate code-share agreement with America West Airlines, Inc. and also operates an independent division, doing business as Mesa Airlines, Inc., from Albuquerque,

i

New Mexico and Dallas, Texas. Air Midwest also has a pro-rate code-share agreement with Midwest Airlines, Inc. in Kansas City on flights operated as US Airways Express. Freedom Airlines operates as America West Express pursuant to the Company’s revenue-guarantee code-share agreement with America West.

     In addition to carrying passengers, we carry freight and express packages on our passenger flights and have interline small cargo freight agreements with many other carriers. We also have contracts with the U.S. Postal Service for carriage of mail to the cities we serve and occasionally operate charter flights when our aircraft are not otherwise used for scheduled service.

Recent Developments

     On October 18, 2002, we reached agreement with US Airways to expand our regional jet agreement with them by adding twenty 50-seat regional jets to our existing US Airways Express fleet of 32 regional jet aircraft. As of July 31, 2003, the Company has placed 17 of the twenty additional regional jets into the US Airways Express network.

     On February 27, 2003, we signed a memorandum of understanding with United Airlines to operate as United Express under a revenue-guarantee code-share agreement. Under the agreement that was finalized on July 24, 2003, the Company will provide ten 37-passenger de Havilland Dash 8-200 aircraft to be utilized in support of United’s operations in Denver. Four of the ten aircraft have been placed into service as of July 31, 2003 for an initial term of five years.

     On March 1, 2003, Mesa amended its code-share agreement with Frontier Airlines to change it from a pro-rate agreement to a revenue-guarantee agreement through August 31, 2003. The Company operates five CRJ-200 aircraft under this agreement. On July 1, 2003, the Company amended its agreement with Frontier Airlines to extend its revenue-guarantee code-share agreement through January 1, 2004.

     On March 18, 2003, we reached an agreement for a new contract with the Air Line Pilots Association (“ALPA”), which represents our 1,300 pilots. The new contract, among other things, provides for participation in the US Airways ‘Jets for Jobs’ regional jet expansion program. The contract, which has a duration of 54 months, was subsequently ratified by the Company’s pilots in March 2003.

     On June 13, 2003, the Company entered into a letter of intent with LogisTechs Inc. (“LogisTechs”), an affiliate of GE Capital Aviation Services, for the sale, repair and management of the Company’s aircraft spare parts inventory. Under the terms of the letter of intent, LogisTechs is expected to purchase $45.0 million in existing spare parts inventory from the Company and provide funding for up to $40.0 million of additional inventory required for the Company’s planned regional jet fleet growth. LogisTechs will also provide overall management, planning and logistics support for the Company’s spare parts requirements and Rockwell Collins Aviation Services will be responsible for managing the spare parts repair process. The arrangement will cover all of the Company’s regional jets as well as its Dash 8-200 turboprop aircraft. The transaction, which remains subject to final documentation, will have a term of ten years.

     On July 1, 2003, the Company signed a memorandum of understanding with United Airlines to operate 35 regional jets as a United Express carrier, significantly expanding its current code-share agreement with United. The 35 regional jets include 20 larger 70-seat and 15 50-seat aircraft. United also has the option to add an additional 25 regional jets, the timing and mix to be determined at a later date. The expanded agreement, which remains subject to final documentation, is expected to be effective in August 2003, and unless extended, has a final expiration of December 2013.

     On July 9, 2003, the Company signed a letter of intent with US Airways for a minimum of 25 and a maximum of 55 CRJ-700 regional jets. Under the terms of the letter of intent, the aircraft would be provided by US Airways from its previously announced order from Bombardier. Under the letter of intent, the aircraft are anticipated to be put in service no later than December 31, 2004. The transaction contemplated by the letter of intent is subject to reaching a definitive agreement on terms and conditions with US Airways. The agreement, if finalized, is expected to conform to the ‘Jets for Jobs’ provisions of the US Airways collective bargaining agreement with ALPA.

     On October 6, 2003, the Company announced that it had made an unsolicited proposal to the board of directors Atlantic Coast Airlines Holdings, Inc. to acquire all the outstanding stock of Atlantic Coast whereby the Company would issue 0.9 of a share of its common stock for each Atlantic Coast share. In connection with such proposal, the Company, on October 15, 2003, filed with the SEC the necessary documents to commence a shareholder consent solicitation to replace Atlantic Coast’s current board of directors with independent directors who we believe will give fair consideration to our proposal and announced its intention to make an exchange offer for all the outstanding shares of common stock of Atlantic Coast subject to certain conditions. We believe that our nominees, if elected, would take such action, to the extent that it is in the best interest of the Atlantic Coast stockholders to (i) remove the impediments to the consideration of the Company’s exchange offer/merger proposal and any alternative proposals arising pursuant to that certain Rights Agreement, dated as of January 27, 1999, between Atlantic Coast and Continental Stock Transfer & Trust Company, and (ii) exempt the Company’s exchange offer/merger proposal, or any other alternative transaction from the restrictions of Section 203 of the Delaware General Corporation Law. We also intend to file with the SEC a Registration Statement on Form S-4 with respect to the issuance of our common stock in connection with the offer to exchange Mesa shares directly with Atlantic Coast shareholders.

     In connection with our proposal, several lawsuits have been filed. On October 28, 2003, Atlantic Coast filed a complaint against Mesa Air in the United States District Court for the District of Columbia alleging that Mesa Air has made materially false and misleading statements and omissions in violation of the federal securities laws in connection with its proposed consent solicitation and potential exchange offer. Atlantic Coast’s complaint alleges, among other things, that (i) Mesa Air failed to disclose United Airlines as a participant in its consent solicitation and proposed transaction; (ii) Mesa Air’s bid to acquire all of Atlantic Coast’s outstanding stock is motivated by its desire to use Atlantic Coast’s cash on hand to resolve Mesa Air’s difficulties in obtaining financing for additional aircraft purchases; (iii) Mesa Air CEO Jonathan Ornstein and other Mesa Air insiders sold a substantial number of Mesa shares in September 2003, shortly before Mesa Air announced its takeover bid of Atlantic Coast; (iv) other stock transactions produced short-swing profits subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, which requires a corporate insider to disgorge any profit from such transactions; (v) Mesa Air’s directors, who have determined that an acquisition of Atlantic Coast would be in Mesa Air’s best interest and are proposing a transaction in which the stockholders of Atlantic Coast would receive shares of Mesa Air common stock, are not sufficiently independent and have engaged in self-dealing; and (vi) several of Mesa Air’s nominees to Atlantic Coast’s board of directors are subject to conflicts of interest that would impair their ability to fulfill their fiduciary obligations to Atlantic Coast. Atlantic Coast in its complaint seeks injunctive relief with respect to its allegations. We believe the Atlantic Coast lawsuit is without merit, and we intend to contest the allegations set forth in Atlantic Coast’s complaint.

     On October 29, 2003, Mesa Air filed a lawsuit in the Court of Chancery of the State of Delaware seeking to require the Atlantic Coast board to comply with the proper procedures under Delaware law and the Atlantic Coast by-laws with respect to fixing a record date for the consent solicitation and commencing the 60-day solicitation period. The lawsuit alleges that the action taken by the Atlantic Coast board to set a record date of October 23, 2003 impedes Atlantic Coast’s shareholders ability to exercise their voting rights and right to receive superior value for their shares.

     On November 12, 2003, the Company reached agreement with United Airlines on terms for regional jet service to United should the Company succeed in its bid to acquire Atlantic Coast Airlines.

     We were incorporated in Nevada in 1996, and our principal executive offices are located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008. Our telephone number is (602) 685-4000. Our website address is www.mesa-air.com. Information on our website does not constitute part of this prospectus.

THE NOTES

Notes	$252,000,000 aggregate principal amount at maturity of Senior Convertible Notes due 2023. Each note was issued at a price of $397.27 per note and has a principal amount at maturity of $1,000.

Maturity	June 16, 2023.

Cash Interest	2.4829% per year on the principal amount at maturity, payable semiannually in arrears in cash on June 16 and December 16 of each year, beginning December 16, 2003, until June 16, 2008. This cash interest is taxable to holders as part of the original issue discount for United States federal income tax purposes and accordingly, is taxed to a holder as it accrues regardless of the holder’s method of tax accounting. However, a holder will not recognize any income upon the actual payment of such cash interest. See “Certain United States Federal Income Tax Considerations.”

Yield-to-Maturity of Notes	6.25% per year, computed on a semiannual bond equivalent basis and calculated from June 16, 2003.

Original Issue Discount	We offered our notes at an issue price significantly below the principal amount at maturity of the notes. As a result, the notes are treated as issued with original issue discount, which accrues daily at a rate of 6.25% per year beginning on June 16, 2008, calculated on a semiannual bond equivalent basis using a 360-day year comprised of twelve 30-day months. For United States federal income tax purposes, U.S. holders will be required to include original issue discount in their gross income as it accrues regardless of their method of tax accounting. See “Certain United States Federal Income Tax Considerations.”

Conversion Rights	For each note surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 39.727 shares of our common stock subject to adjustment. In lieu of delivering shares of our common stock upon conversion of all or any portion of our notes, we may elect to pay holders surrendering notes cash or a combination of cash and shares of our common stock for the notes surrendered. If we elect to pay holders cash for their notes, the payment will be based on the average sale price of our common stock for the five consecutive trading days immediately following either:

•	the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus; or

•	the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter.

The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount, cash interest or interest payable upon the occurrence of a tax event. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount or any accrued cash interest. Instead, accrued original issue discount or accrued cash interest will be deemed paid by the shares of common stock received by the holder on conversion.

Holders may surrender notes for conversion into our shares of common stock in any fiscal quarter commencing after June 30, 2003, if, as of the last day of the preceding fiscal quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, then the notes will be convertible at any time at the option of the holder, through maturity. The accreted conversion price per share as of any day will equal the issue price of a note plus accrued original issue discount to that day, divided by the conversion rate, subject to any adjustments to the conversion rate through that day. The conversion rate is calculated by dividing the original issue price by $10.00.

On or before June 16, 2018, a holder also may convert its notes into shares of our common stock at any time after a 10 consecutive trading-day period in which the average of the trading prices for the notes for that 10 trading-day period was less than 103% of the average conversion value for the notes during that period. Conversion value is equal to the product of the closing sale price for our shares of common stock on a given day multiplied by the then current conversion rate.

Notes or portions of notes in integral multiples of $1,000 principal amount at maturity called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a distribution to our stockholders with a per share value of more than 15% of the sale price of our common stock on the date immediately preceding the declaration of such distribution, or if we are a party to certain consolidations, mergers or binding share exchanges, in addition to any adjustment to the conversion rate as a result of distribution, consolidation, merger or exchange, notes may be surrendered for conversion, as provided in “Description of the Notes — Conversion Rights.” The ability to surrender notes for conversion will expire at the close of business on June 16, 2023.

Ranking	The notes are senior unsecured obligations and will rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The notes are effectively subordinated to our secured indebtedness to the extent of the security.

As of June 30, 2003, we had $210.6 million of senior indebtedness outstanding, which consisted of $102.1 million of notes payable related to the Company’s fleet of Beechcraft l900D turboprop aircraft, $100.1 million related to the issuance of the senior convertible notes, $4.1 million related to the settlement of past contractual claims of an aircraft manufacturer, $1.8 million related to the Department of Transportation note payable, $1.0 million related to a mortgage note payable on one of our real estate properties and other miscellaneous debt totaling $1.5 million. We also had $18.5 million in letters of credit outstanding at June 30, 2003.

Guarantees	Each of our existing subsidiaries is a guarantor of the notes and all future wholly-owned domestic subsidiaries will be required to guarantee the notes on a senior unsecured basis. Each of our non-domestic subsidiaries and non-wholly-owned domestic subsidiaries is required to guarantee the notes only so long as such subsidiary guarantees other indebtedness of ours, except MAGI Insurance, Ltd, which has guaranteed the notes. Each guarantee of a guarantor will be equal in right of payment to all existing and future unsecured and unsubordinated indebtedness of such guarantor. The guarantees are effectively subordinated to secured indebtedness of the guarantors to the extent of the security.

As of June 30, 2003, the guarantors had an aggregate of $203.2 million of senior secured indebtedness outstanding, which consisted of $102.1 million of notes payable related to the Company’s fleet of Beechcraft 1900D turboprop aircraft, $100.1 million related to the issuance of the senior convertible notes and $1.0 million related to a mortgage note payable on one of our real estate properties. The Company also had $18.5 million in letters of credit outstanding at June 30, 2003.

Sinking Fund	None.

Redemption of Notes at Our Option	We may redeem for cash all or a portion of the notes at any time on or after June 16, 2008, at redemption prices equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, to the applicable redemption date. See “Description of the Notes — Redemption of Notes at Our Option.”

Purchase of the Notes by Mesa Air	Holders may require us to purchase all or a portion of their notes at the option of the Holder on each of the following dates at the following prices, plus accrued cash interest, if any, to the purchase date:

•	on June 16, 2008 at a price of $397.27 per note;

•	on June 16, 2013 at a price of $540.41 per note; and

•	on June 16, 2018 at a price of $735.13 per note.

We may pay the purchase price in cash or shares of our common stock or in a combination of cash and shares of our common stock. If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares we deliver will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

Change of Control	Upon a change of control of Mesa Air, the holders may

require us to purchase for cash all or a portion of their notes at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, to the date of purchase.

Optional Conversion to Semiannual Coupon Notes upon Tax Event	From and after the occurrence of a tax event, as described hereinafter, at our option, interest in lieu of future accrued original issue discount or cash interest will accrue on each note from the option exercise date at 6.25% per year, calculated on a semiannual bond equivalent basis, on the restated principal amount and will be payable semiannually. Any such interest in lieu of original issue discount or cash interest will be computed in the same manner and payable at the same time as the cash interest and will accrue from the most recent date to which cash interest, if payable, has been paid or provided for or, if no cash interest is payable or has been paid or provided for, the option exercise date. In such event, the redemption price, purchase price and change of control purchase price will be adjusted, as described herein. However, there will be no change in the holder’s conversion rights. See “Description of the Notes —Optional Conversion to Semiannual Coupon Notes upon Tax Event.”

DTC Eligibility	The notes were issued in fully registered book-entry form and are represented by one or more permanent global notes without coupons. Global notes have been deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company in New York, New York. Beneficial interests in global notes are shown on, and transfers thereof are effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of the Notes — Book-Entry System.”

Trading	We do not intend to list the notes on any national securities exchange. However, the notes are eligible for trading in PORTAL. The notes are new securities for which there is currently no public market.

THE COMMON STOCK

     This prospectus covers, and the registration statement of which it is a part, registers the 10,011,204 shares of common stock issuable upon conversion of the notes, plus the 129,935 shares of common stock issuable upon exercise of the warrant we issued to Raytheon.

     The shares issued upon the conversion of the notes or the exercise of the Raytheon warrant are subject to specified anti-dilution provisions set forth in the indenture relating to the notes and the warrant purchase agreement.

     As of November 11, 2003, we had 31,719,074 shares of common stock outstanding. Our common stock is traded on the Nasdaq National Market under the symbol “MESA.”

Forward-Looking Statements

This prospectus contains certain forward-looking statements that involve a number of risks and uncertainties. These statements include, without limitation, information regarding the replacement, deployment, acquisition and financing of certain numbers and types of aircraft, and projected expenses associated therewith; costs of compliance with Federal Aviation Administration regulations and other rules and acts of Congress; the ability to pass taxes, fuel costs, inflation, and various expenses to our customers; the resolution of litigation in a favorable manner; and certain projected financial obligations. These statements, in addition to statements made in conjunction with the words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions, are forward-looking statements within the meaning of the Safe Harbor provision of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the future financial performance of the Company and only reflect management’s expectations and estimates. The following is a list of factors, among others, that could cause actual results to differ materially from the forward-looking statements:

•	changing business conditions in certain market segments and industries;

•	changes in our code-share relationships;

•	the inability of our code-share partners to pay their respective obligations under their revenue-guarantee code-share agreements;

•	an increase in competition along the routes we operate or plan to operate;

•	material delays in completion by the manufacturer of the ordered and yet-to-be delivered aircraft;

•	our ability to profitably manage our turboprop fleet;

•	adverse reaction and publicity that might result from any future incidents;

•	availability and cost of funds for financing new aircraft;

•	changes in general and/or regional economic conditions;

•	changes in fuel price or fuel supplies;

•	our relationship with employees and the terms of future collective bargaining agreements;

•	the impact of current and future laws;

•	additional terrorist attacks;

•	Congressional investigations, and governmental regulations affecting the airline industry and our operations;

•	bureaucratic delays;

•	amendments to existing legislation;

•	consumer unwillingness to incur greater costs for flights;

•	unfavorable resolution of negotiations with municipalities for the leasing of facilities; and

•	risks associated with litigation outcomes.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus to conform them to actual results. We do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors.”

     We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

     For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 21E of the Securities Act.

     You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

RISK FACTORS

     In addition to the other information contained in this prospectus and in the documents incorporated herein by reference, including our consolidated financial statements and the related notes, you should carefully consider the following factors. If any of the following risks actually occurs, our business could be harmed.

Risks Related to the Offering of the Notes

We have a significant amount of fixed obligations that could impair our ability to make principal and interest payments on our debt obligations, including the notes, and lease payments on our lease obligations.

     We have, and will continue to have, a significant amount of fixed obligations. Due to our high fixed costs, including aircraft lease obligations and debt service, a decrease in revenues results in a disproportional greater percentage decrease in earnings. As of June 30, 2003, we had approximately $2.0 billion of future lease obligations payable over the next 16 years and, after giving pro forma effect to the offering and the application of our net proceeds from the offering, we would have had approximately $210.6 million of indebtedness outstanding (including current maturities), comprised of $102.1 million outstanding under notes payable related to the Company’s fleet of Beechcraft 1900D turboprop aircraft, $100.1 million outstanding related to the issuance of the senior convertible notes, $4.1 million related to the settlement of past contractual claims of an aircraft manufacturer, $1.8 million related to Department of Transportation note payable, $1.0 million related to a mortgage note on one of our real estate properties and other miscellaneous debt totaling $1.5 million. In addition, we had $18.5 million in letters of credit outstanding at June 30, 2003 under our credit facility with Fleet Capital Corporation.

     Our outstanding indebtedness and lease obligations could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to these notes;

•	limit our ability to obtain additional financing for funding the expansion of our aircraft fleet, capital expenditures, acquisitions, working capital or other purposes;

•	require us to dedicate a material portion of our operating cash flow to fund interest payments on our indebtedness, thereby reducing funds available for the expansion of our aircraft fleet, capital expenditures, acquisitions, working capital and other purposes; and

•	reduce our flexibility in responding to changing business and economic conditions, including reacting to any changes in the relationships we have with our code-share partners.

Your right to receive payments on the notes is effectively subordinated to the rights of our and the guarantors’ existing and future secured creditors. The notes, in certain other circumstances, may effectively be subordinated to any existing and future liabilities of Mesa Air and its subsidiaries.

     Holders of our secured indebtedness and the secured indebtedness of the guarantors will have claims that are senior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. Notably, we and our subsidiaries are parties to the revolving line of credit agreement with Fleet Capital Corporation, which is secured by, among other things, inventory, receivables and equipment of Mesa Air and our subsidiaries. The notes are effectively subordinated to our revolving line of credit and other secured indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

     As of June 30, 2003, the aggregate amount of our and our subsidiaries’ senior secured indebtedness was $203.2 million, which consisted of $102.1 million outstanding under notes payable related to the Company’s fleet of Beechcraft 1900D turboprop aircraft, $100.1 million outstanding related to issuance of the senior convertible notes, and $1.0 million related to a mortgage note on one of our real estate properties. In addition, the Company had $18.5 million in letters of credit outstanding at June 30, 2003. Our revolving line of credit agreement provides for revolving credit borrowings of up to $35 million aggregate principal amount.

     In addition, the notes effectively are subordinated to all existing and future liabilities, including claims with respect to trade payables, of any subsidiary which is not a guarantor of the notes. All of our existing wholly-owned domestic subsidiaries are guarantors of the notes and all future wholly-owned domestic subsidiaries will be required to guarantee the notes. In addition, our wholly-owned foreign subsidiary, MAGI Insurance, Ltd, is a guarantor of the notes on an unsecured senior basis and we may, in certain circumstances, add any newly formed or acquired wholly-owned foreign subsidiaries as guarantors in the future. Each of our other non-domestic subsidiaries and non-wholly-owned domestic subsidiaries is required to guarantee the notes only so long as such subsidiary guarantees other indebtedness of ours. As a result, in the future, we may have subsidiaries that are not guarantors of the notes.

     Furthermore, if we fail to deliver our common stock upon conversion of a note and thereafter become the subject of bankruptcy proceedings, a holder’s claim for damages arising from such failure could be subordinated to all of our and our subsidiaries’ existing and future obligations.

Our financial results may be adversely impacted if we are subsequently held liable for the obligations of our former subsidiary CCAir, Inc.

     In the fourth quarter of fiscal 2002 we established a reserve related to CCAir of $19.8 million for restructuring and impairment charges. Of these restructuring charges, $12.0 million was subsequently reversed in the second quarter of fiscal 2003, upon the Company’s determination, after consultation with counsel, that the Company is not liable for the aircraft lease obligations and aircraft related return costs incurred solely by CCAir and not guaranteed by the Company. In the event this determination is challenged and the Company is subsequently determined to be liable for such CCAir obligations, our financial results and our ability to make payments on the notes could be adversely impacted.

We are a holding company, and we may not have access to the cash flow and other assets of the subsidiaries that may be needed to make payment on the notes.

     Although substantially all of our business is conducted through our subsidiaries, none of our subsidiaries is obligated to make funds available to us for payment on our indebtedness, including the notes. Accordingly, our ability to make payments on the notes is dependent on the earnings and the distribution of funds from our subsidiaries. Furthermore, the guarantors are permitted under the terms of our indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by the guarantors to us. We cannot assure you that the agreements governing the current and future indebtedness of the guarantors will permit the guarantors to provide us with sufficient dividends, distributions or loans to fund payments on these notes when due.

The notes have been issued at a substantial discount from their principal amount and, therefore, trigger certain U.S. federal income tax consequences for the holders of the notes.

     The notes have been issued at a substantial discount from their principal amount. Consequently, the notes are treated as issued with original issue discount for U.S. federal income tax purposes and you will be required to include such original issue discount in your gross income as it accrues for U.S. federal income tax purposes in advance of receipt of any payment on the notes to which the original issue discount is attributable. To understand how this may affect you, you should seek advice from your own tax advisor prior to purchasing these notes. See “Certain Federal United States Income Tax Considerations” for a more detailed discussion of the U.S. federal income tax consequences to the holders of the notes of the purchase, ownership and disposition of the notes.

Our existing debt includes restrictive and financial covenants that limit our operating flexibility.

     Our revolving line of credit agreement contains covenants that, among other things, restrict our ability to take specific actions in certain situations, even if we believe them to be in our best interest. These covenants include restrictions on our ability to:

•	incur additional debt, pay dividends or distributions on, or redeem or repurchase, our capital stock, if specified borrowing availability does not exist under the credit agreement;

•	create liens or negative pledges with respect to our assets;

•	issue, sell or allow distributions on capital stock of our subsidiaries;

•	enter into transactions with affiliates, on terms more favorable than an arm’s length transaction;

•	merge, consolidate or sell our assets; or

•	make capital expenditure investments in excess of specified sums.

     In addition, our revolving line of credit agreement contains financial covenants which require us to comply with specified financial ratios and tests relating to fixed charge coverage and total debt to equity. Our failure to meet these financial covenants may result in the accelerated repayment of debt or cash collateralization of our outstanding letters of credit under our revolving line of credit agreement.

We may not have the ability to purchase the notes at the option of the holders upon certain changes in control or to raise the funds necessary to finance such purchases.

     Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to purchase all outstanding notes. Such a change of control may be a default under the terms of our revolving line of credit agreement. In such event, the lenders under our revolving line of credit agreement could accelerate that indebtedness, causing an event of default under the notes. If the change of control were to cause a default under the revolving line of credit agreement, we would be required to repay our outstanding indebtedness and cash collateralize our outstanding letters of credit under our revolving credit facility, in addition to being required to repurchase notes at the option of the holders. As a result, we may not have or be able to raise sufficient funds to make the required purchase of notes, repay the outstanding indebtedness and cash collateralize our outstanding letters of credit under our revolving credit facility.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

     Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor, if, among other things, at the time it incurred the indebtedness evidenced by its guarantee, the guarantor received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee and the guarantor

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

     In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

     The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

     On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

An active trading market for the notes may not develop, and transfers of the notes may be restricted.

     The notes comprise a new issue of securities for which there is currently no public market. The notes will not be listed on any securities exchange or included in any automated quotation system. We do not know whether an active trading market will develop for the notes. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, the price of our common stock, the performance of our common stock in the marketplace, our performance as a company and other factors. We do not intend to apply for listing of the notes on any securities exchange or other stock market.

     After we have registered the notes and the shares of underlying common stock, we will have the right, pursuant to the registration rights agreement, to suspend the use of the shelf registration statement in certain circumstances. In the event of such a suspension, you would not be able to sell any notes or shares of common stock issuable upon conversion of the notes.

Risks Related to Our Business

     The negative impact of the September 11, 2001 terrorist attacks and the resulting government responses could be material to our financial condition, results of operations and prospects.

     The terrorist attacks of September 11, 2001 were highly publicized. The impacts that these events will continue to have on the airline industry in general, and on us in particular, are not known at this time, but are expected to include a substantial impact on our operations due to:

•	A reduction in the demand for travel in the near and mid-term until public confidence in the air transportation system is restored;

•	An increase in costs due to enhanced security measures and government directives in response to the terrorist attacks;

•	An increase in the cost of aviation insurance in general, and the cost and availability of coverage for acts of war, terrorism, hijacking, sabotage and similar acts of peril in particular; and

•	An increase in airport rents and landing fees.

     In addition, we expect that the general increase in hostilities relating to reprisals against terrorist organizations and the continued threat of further terrorist attacks will continue to negatively impact our revenues and costs in the near and mid-term. The extent of the impact that the terrorist attacks and their aftermath will have on our operations, and the sufficiency of our financial resources to absorb this impact, will depend on a number of factors, including:

•	The adverse impact that terrorist attacks, and the resulting government responses, will have on the travel industry and the economy in general;

•	The potential increase in fuel costs and decrease in availability of fuel if oil-producing countries are affected by the aftermath of the terrorist attacks, including the government’s responses, and our ability to manage this risk in connection with that part of our operations where our fuel costs are not reimbursed by our code-share partners under the terms of our code-share agreements;

•	Our ability to reduce our operating costs and conserve financial resources, taking into account the cost increases (including significant increases in the cost of aviation insurance) expected to result from the aftermath of the terrorist attacks and the government’s responses;

•	Any resulting decline in the value of the aircraft in our fleet;

•	Our ability to raise additional financing, if necessary, taking into account our current leverage and the limitations imposed by the terms of our existing indebtedness;

•	The number of crew members who may be called for duty in the reserve forces of the armed services and the resulting impact on our ability to operate as planned; and

•	The scope and nature of any future terrorist attacks.

We are dependent on our agreements with our code-share partners.

     We depend on relationships created by our code-share agreements. We derive a significant portion of our consolidated passenger revenues from our revenue-guarantee code-share agreements with America West and US Airways. Our code-share partners have certain rights to cancel the applicable code-share agreement upon the occurrence of certain events or the giving of appropriate notice, subject to certain conditions. Although no notice has been given to date that any party intends to cancel these contracts, there can be no assurance that they will not serve notice at a later date of their intention to cancel, forcing us to stop selling those routes with the applicable partner’s code and potentially reducing our traffic and revenue. In addition, our code-share agreement with America West allows America West, subject to certain restrictions, to reduce the number of aircraft covered by the code-share agreement, provided the requisite notice provisions are met. America West has used this provision to reduce the number of aircraft covered by the code-share agreement and there can be no assurance that they will not continue to further reduce the number of covered aircraft.

     In addition, because a majority of our operating revenues are currently generated under revenue-guarantee code-share agreements, if any one of them is terminated, our operating revenues and net income could be materially adversely affected unless we are able to enter into satisfactory substitute arrangements or, alternatively, fly under our own flight designator code, including obtaining the airport facilities and gates necessary to do so. In 2002 and for the nine months ended June 30, 2003, our America West code-share agreement accounted for 40% and 45%, respectively, of our consolidated passenger revenues and our US Airways code-share agreement accounted for 55% and 50%, respectively, of our consolidated passenger revenues. Any material modification to, or termination of, our code-share agreements with any of these partners could have a material adverse effect on our financial condition, the results of our operations and the price of our common stock. In addition, in July 2003, Mesa Airlines began operating as United Express out of Denver in July 2003 under a revenue-guarantee code-share agreement with United Airlines, Inc. Should any of our revenue-guarantee code-share agreements be terminated, we cannot assure you that we would be able to enter into substitute code-share arrangements, that any such arrangements would be as favorable to us as the current code-share agreements or that we could successfully fly under our own flight designator code.

If our code-share partners or other regional carriers experience events that negatively impact their financial strength or operations, our operations also may be negatively impacted.

     We are directly affected by the financial and operating strength of our code-share partners. Any events that negatively impact the financial strength of our code-share partners or have a long-term effect on the use of our code-share partners by airline travelers would likely have a material adverse effect on our business, financial condition and results of operations. In the event of a decrease in the financial or operational strength of any of our code-share partners, such partner may seek to reduce, or be unable to make, the payments due to us under their code-share agreement.

In addition, they may reduce utilization of our aircraft. Although there are certain monthly guaranteed payment amounts, there are no minimum levels of utilization specified in the code-share agreements. Further, it is possible that if any of our code-share partners becomes bankrupt, our code-share agreement with such partner may not be assumed in bankruptcy and would be terminated. Any such event could have an adverse effect on our business, financial condition and results of operations. In addition, any negative events that occur to other regional carriers and that affect public perception of such carriers generally could also have a material adverse effect on our business, financial condition and results of operations.

Our code-share partners may expand their direct operation of regional jets thus limiting the expansion of our relationships with them.

     We depend on major airlines like US Airways and America West electing to contract with us instead of purchasing and operating their own regional jets. However, these major airlines possess the resources to acquire and operate their own regional jets instead of entering into contracts with us or other regional carriers. We have no guarantee that in the future our code-share partners will choose to enter into contracts with us instead of purchasing their own regional jets or entering into relationships with competing regional airlines. A decision by US Airways, America West or any other code-share partners to phase out our contract-based code-share relationships or to enter into similar agreements with one or more of our competitors could have a material adverse effect on our business, financial condition or results of operations. As part of its bankruptcy restructuring, US Airways and Mesa Airlines entered into an agreement to increase the number of regional jets Mesa Airlines operates as US Airways Express from 32 to 52 regional jets. In addition to Mesa Airlines and certain of our other wholly-owned subsidiaries, US Airways has similar code-share agreements with Midway Airlines, TransStates Airlines, Chautauqua Airlines and Republic Airlines. Mesa Airlines is currently America West’s only code-share partner.

If we experience a lack of labor availability or strikes, it could result in a decrease of revenues due to the cancellation of flights.

     The operation of our business is significantly dependent on the availability of qualified employees; including, specifically, flight crews, mechanics and avionics specialists. Historically, regional airlines have experienced high pilot turnover from time to time as a result of major air carriers hiring experienced commercial pilots away from regional carriers. Further, the addition of aircraft, especially new aircraft types, can result in pilots upgrading between aircraft types and becoming unavailable for duty during the required extensive training periods. There can be no assurance that we will be able to maintain an adequate supply of qualified personnel or that labor expenses will not increase as a result of a shortage in supply of such workers.

     At June 30, 2003, we had approximately 3,400 employees, a significant number of whom are members of various labor unions, including the Air Line Pilots Association and the Association of Flight Attendants. Our collective bargaining agreement with the Air Line Pilots Association expires in August 2007 and our collective bargaining agreement with the Association of Flight Attendants expires in June 2006. The inability to negotiate acceptable contracts with existing unions as agreements expire or with new unions could result in work stoppages by the affected workers, lost revenues resulting from the cancellation of flights and increased operating costs as a result of higher wages or benefits paid to union members. We cannot predict which, if any, other employee groups may seek union representation or the outcome or the terms of any future collective bargaining agreement and therefore the effect, if any, on our financial condition and results of operations. If negotiations with unions over collective bargaining agreements prove to be unsuccessful, following specified “cooling off” periods, the unions may initiate a work action, including a strike, which could have a material adverse effect on our business, financial condition and results of operations.

Increases in our labor costs, which constitute a substantial portion of our total operating costs, will cause our earnings to decrease.

     Labor costs constitute a significant percentage of our total operating costs, and we have experienced pressure to increase wages and benefits for our employees. Under our code-share agreements, our reimbursement rates contemplate labor costs that increase on a set schedule generally tied to an increase in the consumer price index or the actual increase in the contract. We are responsible for our labor costs, and we may not be entitled to receive increased payments for our flights if our labor costs increase above the assumed costs included in the reimbursement rates. As a result, a significant increase in our labor costs above the levels assumed in our reimbursement rates could result in a material reduction in our earnings.

If new airline regulations are passed or are imposed upon our operations, we may incur increased operating costs and a decrease in earnings.

     Laws and regulations, such as those described below, have been proposed from time to time that could significantly increase the cost of our operations by imposing additional requirements or restrictions on our operations. We cannot predict what laws and regulations will be adopted or what changes to air transportation agreements will be effected, if any, or how they will affect us, and there can be no assurance that laws or regulations currently proposed or enacted in the future will not increase our operating expenses and therefore adversely affect our financial condition and results of operations.

     As an interstate air carrier, we are subject to the economic jurisdiction, regulation and continuing air carrier fitness requirements of the Department of Transportation, which include required levels of financial, managerial and regulatory fitness. The Department of Transportation is authorized to establish consumer protection regulations to prevent unfair methods of competition and deceptive practices, to prohibit certain pricing practices, to inspect a carrier’s books, properties and records, to mandate conditions of carriage and to suspend an air carrier’s fitness to operate. The DOT also has the power to bring proceedings for the enforcement of air carrier economic regulations, including the assessment of civil penalties, and to seek criminal sanctions.

     We are also subject to the jurisdiction of the FAA with respect to our aircraft maintenance and operations, including equipment, ground facilities, dispatch, communication, training, weather observation, flight personnel and other matters affecting air safety. To ensure compliance with its regulations, the FAA requires airlines to obtain an operating certificate, which is subject to suspension or revocation for cause, and provides for regular inspections.

     We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business.

     The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time-consuming inspections of, or maintenance on, all or any of our turboprops or regional jets, for any reason, could negatively impact our results of operations.

     In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as Embraer or Canadair regional jets, at such airports. The imposition of any limits on the use of our regional jets at any airport at which we operate could interfere with our obligations under our code-share agreements and severely interrupt our business operations.

Fluctuations in fuel costs could adversely affect our operating expenses and results.

     The price and supply of jet fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, regional production patterns and environmental concerns. Although approximately 87% of our fuel costs for the fiscal quarter ended June 30, 2003 were reimbursed by our code-share partners, price escalations or reductions in the supply of jet fuel will increase our operating expenses and, to the extent such fuel costs are not reimbursed by our code-share partners, could cause our operating results and net income to decline.

If additional security and safety measures regulations are adopted, we may incur increased operating costs and a decrease in earnings.

     Congress recently adopted increased safety and security measures designed to increase airline passenger security and protect against terrorist acts. Such measures have resulted in additional operating costs to the airline industry. The Aviation Safety Commission’s report recommends the adoption of further measures aimed at improving the safety and security of air travel. We cannot forecast what additional security and safety requirements may be imposed on our operations in the future or the costs or revenue impact that would be associated with complying with such requirements, although such costs and revenue impact could be significant. To the extent that the costs of complying with any additional safety and security measures are not reimbursed by our code-share partners, our operating results and net income could be adversely affected.

If our operating costs increase as our aircraft fleet ages and we are unable to pass along such costs, our earnings will decrease.

     As our fleet of aircraft age, the cost of maintaining such aircraft, if not replaced, will likely increase. There can be no assurance that costs of maintenance, including costs to comply with aging aircraft requirements, will not materially increase in the future. Any material increase in such costs could have a material adverse effect on our business, financial condition and results of operations. Because many aircraft components are required to be replaced after specified numbers of flight hours or take-off and landing cycles, and because new aviation technology may be required to be retrofitted, the cost to maintain aging aircraft will generally exceed the cost to maintain newer aircraft. We believe that the cost to maintain our aircraft in the long-term will be consistent with industry experience for these aircraft types and ages used by comparable airlines.

     We believe that our aircraft are mechanically reliable based on the percentage of scheduled flights completed and currently the average age of our regional jet fleet is 2.7 years. However, there can be no assurance that such aircraft will continue to be sufficiently reliable over longer periods of time. Furthermore, any public perception that our aircraft are less than completely reliable could have a material adverse effect on our business, financial condition and results of operations.

Our fleet expansion program will require a significant increase in our leverage and the financing we require may not be available on favorable terms or at all.

     The airline business is very capital intensive and, as a result, many airline companies are highly leveraged. During the fiscal years ended September 30, 2001 and 2002, our debt service payments totaled $25.8 million and $17.4 million, respectively, and our lease payments totaled $87.4 million and $109.1 million, respectively. During the nine months ended June 30, 2002 and 2003, our debt service payments totaled $15.1 million and $11.7 million, respectively, and our lease payments totaled $62.9 million and $94.7 million, respectively. We have significant lease obligations with respect to our aircraft and ground facilities, which aggregated approximately $2.0 billion at June 30, 2003. As of June 2003, we have taken delivery of 15 Bombardier CRJ-700 and CRJ-900s. Our current growth strategy involves the acquisition of 75 more Bombardier and 4 more Embraer regional jets between 2003 and 2004. We have permanently financed 11 of the 15 Bombardier CRJ-700 and CRJ-900 aircraft already delivered. The other four aircraft are the subject of interim financing, and we have a commitment in place for interim financing for the next eight Bombardier CRJ-700 and CRJ-900 deliveries. In addition, we have commitments in place from Bombardier to provide the permanent debt financing on leveraged leases of 20 aircraft and from Embraer to provide the permanent debt financing on leveraged leases of four aircraft. After that, there is no assurance that we will be able to obtain permanent financing on the interim financed aircraft or that we will be able to obtain financing for future aircraft deliveries. If we are able to obtain financing for these aircraft, it will significantly increase our mandatory lease and debt service payments.

     There can be no assurance that our operations will generate sufficient cash flow to make such payments or that we will be able to obtain financing to acquire the additional aircraft necessary for our expansion. If we default under our loan or lease agreements, the lender/lessor has available extensive remedies, including, without limitation, repossession of the respective aircraft and, in the case of large creditors, the effective ability to exert control over how we allocate a significant portion of our revenues. Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our financial condition, results of operations and the price of our common stock in many ways, including:

•	increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;

•	limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and

•	adversely affecting our ability to respond to changing business or economic conditions or continue our growth strategy.

     If we need funds and cannot raise them on acceptable terms, we may be unable to realize our current plans or take advantage of unanticipated opportunities and could be required to slow our growth.

We depend on Bombardier to supply us with the aircraft we require to expand.

     As of June 30, 2003, we are obligated under our code-share agreements to place an additional 58 regional jets in service over the next 15 months. We currently have firm orders with Bombardier for an additional 25 regional jets. We also have options to acquire an additional 80 regional jets that are exercisable through 2008.

     We are dependent on Bombardier as manufacturer of these jets and certain factors may limit or preclude our ability to obtain these regional jets, including:

•	Bombardier could refuse, or may not be financially able, to perform its obligations under the applicable purchase agreement for the delivery of the regional jets; and

•	a fire, strike or other event could occur that affects Bombardier’s ability to completely or timely fulfill its contractual obligations.

     Any disruption or change in the delivery schedule of these regional jets would affect our overall operations and our ability to fulfill our obligations under our code-share agreements.

     Our operations could be materially adversely affected by the failure or inability of Bombardier or any key component manufacturers to provide sufficient parts or related support services on a timely basis or by an interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for our aircraft.

Reduced utilization levels of our aircraft under the fixed-fee agreements would adversely impact our revenues and earnings.

     Even though our revenue-guarantee agreements require a fixed amount per month to compensate us for our fixed costs, if our aircraft are underutilized (including taking into account the stage length and frequency of our scheduled flights) we will lose the opportunity to receive a margin on the variable costs of flights that would have been flown if our aircraft were more fully utilized.

If we incur problems with any of our third party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services.

     Our reliance upon others to provide essential services on behalf of our operations may result in the relative inability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including aircraft maintenance, ground facilities, baggage handling and personnel training. It is likely that similar agreements will be entered into in any new markets we decide to serve. All of these agreements are subject to termination after notice. Any material problems with the efficiency and timeliness of contract services could have a material adverse effect on our business, financial condition and results of operations.

If we become involved in any material litigation or any existing litigation is concluded in a manner adverse to us, our earnings may decline.

     We are, from time to time, subject to various legal proceedings and claims, either asserted or unasserted. Any such claims, whether with or without merit, could be time-consuming and expensive to defend and could divert management’s attention and resources. There can be no assurance regarding the outcome of current or future litigation.

We are at risk of losses and adverse publicity stemming from any accident involving any of our aircraft.

     If one of our aircraft were to crash or be involved in an accident, we could be exposed to significant tort liability. In this regard, in January 2003 US Airways Flight 5481, operated by our subsidiary Air Midwest, crashed shortly after takeoff from Charlotte Douglas International Airport en route to Greenville/Spartanburg, South Carolina. In February 2003, a small single-engine plane operated as a training flight by our wholly-owned subsidiary, MPD, Inc., crashed after take-off in Sedona, Arizona.

     The estates of the passengers from Flight 5481, the Sedona crash or the passengers, or their estates, of any other future aircraft accident may seek to recover damages for death or injury. Although we believe our present insurance coverage is sufficient to cover any claims arising from the crash of Flight 5481 and the Sedona crash, there can be no assurance that the insurance we carry to cover damages arising from any future accidents will be adequate. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe, which could result in air travelers being reluctant to fly on our aircraft. To the extent a decrease is associated with our operations not covered by our code-share agreements, such a decrease could have a material adverse affect on our business, financial condition or results of operations.

     We are also subject to ongoing investigations by the FAA and the National Transportation Safety Board with respect to the events surrounding the crash of Flight 5481. Although Air Midwest has received no adverse notice to date from either the FAA or NTSB with respect to the findings from their respective investigations, the FAA has the authority to impose civil penalties against Air Midwest should they conclude such penalties are warranted. The imposition of substantial civil penalties, with respect to Flight 5481 or any other aircraft accident, would have a material adverse impact our earnings.

Our business would be harmed if we lose the services of our key personnel.

     Our success depends to a large extent on the continued service of our executive management team. We have employment agreements with certain executive officers, but it is possible that members of executive management may leave us. Departures by our executive officers could have a negative impact on our business, as we may not be able to find suitable management personnel to replace departing executives on a timely basis. We do not maintain key-man life insurance on any of our executive officers.

We may experience difficulty finding, training and retaining employees.

     Our business is labor-intensive, we require large numbers of pilots, flight attendants, maintenance technicians and other personnel and we anticipate that our expansion plans will require us to recruit, train and retain a significant number of new employees over the next several years.

     The airline industry has from time to time experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we have faced considerable turnover of our employees. Although our employee turnover has decreased significantly since September 11, 2001, our pilots, flight attendants and maintenance technicians often leave to work for larger airlines, which generally offer higher salaries and better benefit programs than regional airlines are financially able to offer. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, the result will be significantly higher training costs than otherwise would be necessary. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to carry out our expansion plans or replace departing employees. If we are unable to hire and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans, which could have a material adverse affect our financial condition, results of operations and the price of our common stock.

Air Transportation Safety and System Stabilization Act.

     In September 2001, the Company recorded as non-operating income $14.7 million associated with amounts claimed under the Air Transportation Safety and System Stabilization Act (the “Act”). In June 30, 2003, the Company finalized its claim with the Department of Transportation (“DOT”). Pursuant to the settlement, the Company agreed to return approximately $1.8 million of amounts previously received under the Act. As such, included in other expense is approximately $4.1 million, which included approximately $2.3 million the Company had recorded as receiveable and the $1.8 million the Company agreed to return to the DOT. Amounts to be returned to the DOT are payable in six monthly installments of $0.3 million beginning in July 2003.

Risks Related To Our Industry

If competition in the airline industry increases, we may experience a decline in revenue.

     Increased competition in the airline industry as well as competitive pressure on our code-share partners or in our markets could have a material adverse effect on our business, financial condition and results of operation. The airline industry is highly competitive. The earnings of many of the airlines have historically been volatile. The airline industry is susceptible to price discounting, which involves the offering of discount or promotional fares to passengers. Any such fares offered by one airline are normally matched by competing airlines, which may result in lower revenue per passenger, i.e., lower yields, without a corresponding increase in traffic levels. Also, in recent years several new carriers have entered the industry, typically with low cost structures. In some cases, new entrants have initiated or triggered price discounting. The entry of additional new major or regional carriers in any of our markets, as well as increased competition from or the introduction of new services by established carriers, could negatively impact our financial condition and results of operations.

     Our reliance on our code-share agreements with our major airline partners for the majority of our revenue means that we must rely on the ability of our code-share partners to adequately promote their respective services and to maintain their respective market share. Competitive pressures by low-fare carriers and price discounting among major airlines could have a material adverse effect on our code-share partners and therefore adversely affect our business, financial condition and results of operations.

     The result of operations in the air travel business historically fluctuate in response to general economic conditions. The airline industry is sensitive to changes in economic conditions that affect business and leisure travel and is highly susceptible to unforeseen events, such as political instability, regional hostilities, economic recession, fuel price increases, inflation, adverse weather conditions or other adverse occurrences that result in a decline in air travel. Any event that results in decreased travel or increased competition among airlines could have a material adverse effect on our business, financial condition and results of operations.

     In addition to traditional competition among airlines, the industry faces competition from ground and sea transportation alternatives. Video teleconferencing and other methods of electronic communication may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

The airline industry is heavily regulated.

     Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the FAA has issued a number of directives and other regulations relating to the maintenance and operation of aircraft that have required us to make significant expenditures. FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement, commuter aircraft safety and increased inspection and maintenance procedures to be conducted on older aircraft.

     We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business, to the extent such costs are not reimbursed by our code-share partners.

     The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fall in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, all or any of our aircraft, for any reason, could negatively impact our results of operations.

     In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, at such airports. The imposition of any limits on the use of our aircraft at any airport at which we operate could interfere with our obligations under our code-share agreements and severely interrupt our business operations.

     Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. For instance, “passenger bill of rights” legislation was introduced in Congress in 2001 which would have, among other things, required the payment of compensation to passengers as a result of certain delays and limited the ability of carriers to prohibit or restrict usage of certain tickets. If adopted, these measures could have had the effect of raising ticket prices, reducing revenue and increasing costs. Restrictions on the ownership and transfer of airline routes and takeoff and landing slots have also been proposed. In addition, as a result of the terrorist attacks in New York and Washington, D.C. In September 2001, the FAA has imposed more stringent security procedures on airlines. We cannot predict what other new regulations may be imposed on airlines and we cannot assure you that laws or regulations enacted in the future will not materially adversely affect our financial condition, results of operations and the price of our common stock.

The airline industry has been subject to a number of strikes which could affect our business.

     The airline industry has been negatively impacted by a number of labor strikes. Any new collective bargaining agreement entered into by other regional carriers may result in higher industry wages and add increased pressure on us to increase the wages and benefits of our employees. Furthermore, since each of our code-share partners is a significant source of revenue, any labor disruption or labor strike by the employees of any one of our code-share partners could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Risks Related to Our Common Stock

Provisions in our charter documents might deter acquisition bids for us.

     Our articles of incorporation and bylaws contain provisions that, among other things:

•	authorize our board of directors to issue preferred stock ranking senior to our common stock without any action on the part of the shareholders;

•	establish advance notice procedures for shareholder proposals, including nominations of directors, to be considered at shareholders’ meetings;

•	authorize a majority of our board of directors, in certain circumstances, to fill vacancies on the board resulting from an increase in the authorized number of directors or from vacancies;

•	ability to implement a “poison pill” defense, subject to shareholder approval;

•	restrict the ability of shareholders to modify the number of authorized directors; and

•	restrict the ability of stockholders to call special meetings of shareholders.

     In addition, Section 78.438 of the Nevada general corporation law prohibits us from entering into some business combinations with interested stockholders without the approval of our board of directors. These provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

Our stock price may continue to be volatile and could decline substantially.

     The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline following this offering, including:

•	our operating results failing to meet the expectations of securities analysts or investors in any quarter;

•	downward revisions in securities analysts’ estimates;

•	material announcements by us or our competitors;

•	public sales of a substantial number of shares of our common stock following this offering;

•	governmental regulatory action; or

•	adverse changes in general market conditions or economic trends.

RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

						For the
						nine
						months
						ended
						June 30,
September 30:	1998	1999	2000	2001	2002	2003
Ratio of earnings to fixed charges (deficiency)	($58,229,000)	($12,815,000)	1.73	($72,322,000)	($14,503,000)	1.83

For purposes of calculating this ratio, earnings consist of earnings before taxes, minority interest and extraordinary items plus interest expense (net of capitalized interest) and the portion of rental expense deemed representative of the interest expense. Fixed charges consist of interest expense, the portion of rental expense representative of interest expense and capitalized interest.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the notes or shares underlying the notes or the Raytheon Warrant by the selling securityholders. We received estimated net proceeds from the sale of the notes of approximately $97.2 million after deducting discounts and commissions for the initial purchasers and estimated expenses associated with the offering payable by us. We used, or plan to use, all of the estimated net proceeds of the offering for working capital and general corporate purposes. We may, however, receive cash consideration in connection with the exercise of the Raytheon warrant for cash. If the entire warrant is fully exercised for cash, we would realize proceeds, before expenses, in the approximate amount of $1.5 million, subject to any adjustment to the exercise price and number of shares due to the anti-dilution of the warrant. Any proceeds we receive from the exercise of the warrant would be used for general corporate purposes. However, we cannot be sure that Raytheon will exercise the warrant, in whole or in part.

DESCRIPTION OF THE NOTES

          We issued the notes under an indenture, dated as of June 16, 2003, between us, as issuer, the guarantors and U.S. Bank National Association, as trustee. The notes constitute senior debt securities under the indenture. The following summarizes the material provisions of the notes. The following description does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they define your rights as a notes holder. A copy of the indenture is available upon request to us. As used in this description of the notes, the words “we,” “us,” “our,” “Mesa” or “Mesa Air” refer only to Mesa Air Group, Inc. and do not include any current or future subsidiary of Mesa Air Group, Inc.

General

          The notes are limited to $252,000,000 aggregate principal amount at maturity. The notes will mature on June 16, 2023. The principal amount at maturity of each note will be $1,000. The notes are payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

          The notes bear cash interest at the rate of 2.4829% per year on the principal amount at maturity from the issue date, or from the most recent date to which interest has been paid or provided for, until June 16, 2008. During such period, cash interest is payable semiannually in arrears on June 16 and December 16 of each year, commencing on December 16, 2003, to holders of record at the close of business on June 1 or December 1 immediately preceding such interest payment date. Each payment of cash interest on the notes includes interest accrued through the day before the applicable interest payment date (or purchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day.

          The notes were offered at a substantial discount from their $1,000 principal amount at maturity. The notes were issued at an issue price of $397.27 per note. Beginning June 16, 2008, the notes will accrue original issue discount while they remain outstanding at a rate of 6.25% per year. Original issue discount is the difference between the issue price and the principal amount (or stated redemption price for federal income tax purposes) at maturity of a note. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months. For United States federal income tax purposes, the stated redemption price at maturity of the notes will include the semiannual cash interest payments payable through June 16, 2008 and original issue discount will accrue at a constant rate of 6.25% per year, calculated on a semiannual bond equivalent basis throughout the term of the notes from June 16, 2008. Thus, holders will be required to accrue the cash interest as original issue discount regardless of their method of tax accounting but will not recognize any income when such interest is actually paid. See “Certain United States Federal Income Tax Considerations — U.S. Holders — Original Issue Discount.”

          Original issue discount or cash interest, as the case may be, will cease to accrue on a note upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a note that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

          Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Ranking of the Notes

          The notes are senior unsecured obligations and rank equal in right of payment to all of our other senior unsecured and unsubordinated indebtedness. The notes are effectively subordinated to our secured indebtedness to the extent of the security. At June 30, 2003, Mesa Air Group, Inc. had $110.5 million of senior indebtedness outstanding (other than the notes).

Guarantees

     We have caused each of our wholly-owned domestic subsidiaries, including any person that becomes a wholly-owned domestic subsidiary after the date of the indenture, and MAGI Insurance, Ltd. to be a guarantor under the indenture. Any other non-domestic subsidiary and any non-wholly-owned domestic subsidiary is required to guarantee the notes only so long as such subsidiary guarantees other indebtedness of ours. As of the date hereof, all of our wholly-owned domestic subsidiaries are guarantors of the notes.

          The guarantors jointly and severally guarantee our obligations under the notes on an unsecured senior basis. Each guarantee of a guarantor will be equal in right of payment to all existing and future unsecured and unsubordinated indebtedness of such guarantor. The guarantees are effectively subordinated to the guarantors’ secured indebtedness to the extent of the security. As of June 30, 2003, the guarantors had an aggregate of $103.1 million of senior secured indebtedness outstanding (other than the notes), which consisted of $102.1 million of notes payable related to the Company’s fleet of Beechcraft 1900D turboprop aircraft and $1.0 million related to a mortgage note payable on one of our real estate properties. The Company also had $18.5 million in letters of credit outstanding at June 30, 2003. The obligation of each guarantor under its guarantee will be limited to the greatest amount that would not render its obligations under the guarantee subject to avoidance as fraudulent conveyance or fraudulent transfer under applicable law.

          Each guarantor that makes payment or distribution of more than its proportionate share under a guarantee shall be entitled to contribution from each other such guarantor that has not paid its proportionate share of such payment or distribution.

          The indenture provides that so long as no default exists or would exist, the guarantee issued by any guarantor shall be automatically and unconditionally released and discharged upon any sale to any person that is not affiliated with us of all of the capital stock of such guarantor owned, directly or indirectly, by us which transaction is otherwise in compliance with the indenture. The indenture also provides that any non-domestic subsidiaries and non-wholly-owned domestic subsidiaries will only be required to guarantee the notes until such time as such subsidiary no longer guarantees any of our indebtedness (other than the notes), at which time such guarantee by such subsidiary will be released and discharged. If, however, such subsidiary subsequently guarantees any of our indebtedness (other than the notes), the guarantee by such subsidiary will be reinstated. In addition, our wholly-owned foreign subsidiary, MAGI Insurance, Ltd, is a guarantor of the notes on an unsecured senior basis and we may, in certain circumstances, add any newly formed or acquired wholly-owned foreign subsidiaries as guarantors in the future.

Conversion Rights

          A holder may convert a note, in multiples of $1,000 principal amount at maturity, into common stock only if at least one of the conditions described below is satisfied, in addition, a holder may convert a note only until the close of business on the second business day prior to the redemption date if we call a note for redemption. A note for which a holder has delivered a purchase notice or a change of control purchase notice requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

          The initial conversion rate is 39.727 shares of common stock per note, subject to adjustment upon the occurrence of certain events described below. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date. Upon a conversion, we will have the option to deliver cash or a combination of cash and shares of our common stock as described below. The ability to surrender notes for conversion will expire at the close of business on June 16, 2023.

          To convert a note into shares of common stock, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

          On conversion of a note, a holder will not receive any cash payment of interest representing accrued original issue discount or, except as described below, accrued cash interest. Delivery to the holder of the full number of shares of common stock into which the note is convertible, together with any cash payment of such holder’s fractional shares, will be deemed:

•	to satisfy our obligation to pay the principal amount at maturity of the note; and

•	to satisfy our obligation to pay accrued original issue discount or accrued cash interest attributable to the period from the issue date through the conversion date.

          As a result, accrued original issue discount or accrued cash interest is deemed paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued cash interest, if any, will be payable upon any conversion of notes at the option of the holder made concurrently with or after acceleration of the notes following an event of default described under “— Events of Default and Acceleration” below. Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion and such notes (except notes called for redemption) upon surrender must be accompanied by funds equal to the amount of semiannual interest payable on the principal amount at maturity of notes so converted.

     The conversion rate will not be adjusted for accrued original issue discount or accrued cash interest. A certificate for the number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering notes for conversion, see “Certain United States Federal Income Tax Considerations — U.S. Holders — Conversion of Notes into Common Stock.”

     In lieu of delivery of shares of our common stock upon notice of conversion of any notes (for all or any portion of the notes), we may elect to pay holders surrendering notes an amount in cash per note (or a portion of a note) equal to the average sale price of our common stock for the five consecutive trading days immediately following either (a) the date of our notice of our election to deliver cash as described below, if we have not given notice of redemption, or (b) the conversion date, in the case of conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under “— Redemption of Notes at Our Option.” If we elect to deliver all of such payment in shares of our common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of our common stock, will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an event of default, as described under “— Events of Default and Acceleration” below (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes or portion of a note (other than cash for fractional shares).

     We will adjust the conversion rate for:

(1) dividends or distributions on our common stock payable in our common stock or other capital stock of Mesa Air;

(2) subdivisions, combinations or certain reclassifications of our common stock;

(3) distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days of issuance at less than the then current sale price; and

(4) distributions to the holders of our common stock of a portion of our assets (including shares of capital stock of a subsidiary) or debt securities issued by us or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution).

However, no adjustment to the conversion rate need be made if holders of the notes may participate in the transaction without conversion or in certain other cases.

          In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to clause (3) or clause (4) of the preceding paragraph, which, in the case of clause (4), has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

          In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.

The indenture permits us to increase the conversion rate from time to time.

          Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend upon:

•	a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

•	an increase in the conversion rate at our discretion; or

•	failure to adjust the conversion rate in some instances.

          See “Certain United States Federal Income Tax Considerations — U.S. Holders — Constructive Dividend.”

          If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Mesa Air or another person which the holder would have received if the holder had converted the holder’s note immediately prior to the transaction.

          The conversion agent will, on our behalf, determine if the notes are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the notes has been satisfied, we will promptly notify the holders of the notes thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

          Conversion Based on Common Stock Price. Holders may surrender notes for conversion into our shares of common stock in any fiscal quarter commencing after June 30, 2003 if, as of the last day of the preceding fiscal quarter, the sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, then the notes will be convertible at any time at the option of the holder, through maturity. Upon a conversion, we will have the right to deliver cash or a combination of cash and common stock, as described below.

          The accreted conversion price per share as of any day will equal the issue price of a note plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon conversion of a note on that day. The sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed or, if our common stock is not listed on a national securities exchange, as reported by the Nasdaq National Market or otherwise as provided in the indenture.

          The conversion trigger price per share of our common stock in respect of each of the first 20 fiscal quarters following issuance of the notes is $11.00. This conversion trigger price reflects the accreted conversion price per share of common stock multiplied by 110%. Thereafter, the accreted conversion price per share of common stock increases each fiscal quarter by the accreted original issue discount for the quarter. The conversion trigger price per share for the fiscal quarter beginning April 1, 2023 is $27.34. The foregoing conversion trigger prices assume that no events have occurred that would require an adjustment to the conversion rate.

          Conversion Based on Trading Price of the Notes. On or before June 16, 2018, a holder also may convert its notes into shares of our common stock at any time after a 10 consecutive trading-day period in which the average of the trading prices for the notes for that 10 trading-day period was less than 103% of the average conversion value for the notes during that period.

          The conversion value of a note is equal to the product of the closing sale price for shares of our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each note is then convertible. The trading price of the notes on any date of determination is the average of the secondary market bid quotations per note obtained by us or the calculation agent for $2,500,000 principal amount of notes at approximately

3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, provided that if at least two such bids cannot reasonably be obtained by us or the calculation agent, but one such bid is obtained, then this one bid shall be used.

          Conversion Based on Redemption. A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a purchase notice or a change of control purchase notice, as described below, requiring us to purchase such note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

          A “business day” is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A “trading day” is any day on which the NYSE is open for trading or, if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

          Conversion upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of Mesa Air or another person which the holder would have received if the holder had converted the holder’s notes immediately prior to the transaction. If such transaction also constitutes a change of control of Mesa Air, the holder will be able to require us to purchase all or a portion of such holder’s notes as described under “— Change of control Permits Purchase of Notes by Mesa Air at the Option of the Holder.”

          The notes are also convertible upon the occurrence of certain distributions resulting in an adjustment to the conversion price as described above.

Redemption of Notes at Our Option

          No sinking fund is provided for the notes. Prior to June 16, 2008, we cannot redeem the notes at our option. Beginning on June 16, 2008, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days’ or more than 60 days’ notice of redemption by mail to holders of notes.

          If redeemed at our option, the notes will be redeemed at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on such notes to the applicable redemption date. The table below shows the redemption prices of a note on June 16, 2008, on each June 16 thereafter prior to maturity and at maturity on June 16, 2023. In addition, the redemption price of a note that is redeemed between the dates listed below would include an additional amount reflecting the additional accrued original issue discount that has accrued on such note since the immediately preceding date in the table below.

		(2)
		Accrued
	(1)	Original	(3)
	Note Issue	Issue	Redemption
Redemption Date	Price	Discount	Price (1) + (2)

2008	$397.27	$0.00	$397.27
2009	397.27	25.22	422.49
2010	397.27	52.04	449.31
2011	397.27	80.56	477.83
2012	397.27	110.89	508.16
2013	397.27	143.14	540.41
2014	397.27	177.45	574.72
2015	397.27	213.93	611.20
2016	397.27	252.72	649.99
2017	397.27	293.98	691.25
2018	397.27	337.86	735.13
2019	397.27	384.86	781.80
2020	397.27	434.15	831.42
2021	397.27	486.93	884.20
2022	397.27	543.05	940.32
At stated maturity	397.27	602.73	1,000.00

          If we convert the notes to semiannual coupon notes following the occurrence of a tax event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the notes be redeemed prior to June 16, 2008. For more information on this optional conversion, see “Optional Conversion to Semiannual Coupon Notes upon Tax Event.”

          If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be the portion selected for redemption.

Purchase of Notes at the Option of the Holder

     On the purchase dates of June 16, 2008, June 16, 2013 and June 16, 2018, we may, at the option of the holder, be required to purchase, at the purchase price set forth below plus accrued cash interest, if any, to the purchase date, any outstanding note for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

          The purchase price of a note will be:

•	$397.27 per note on June 16, 2008;

•	$540.41 per note on June 16, 2013; and

•	$735.13 per note on June 16, 2018.

          The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount, if any, on such notes as of the applicable purchase date.

          We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see “Certain United States Federal Income Tax Considerations — U.S. Holders — Sale, Exchange, Redemption and Other Disposition of Notes” and “— Conversion of Notes into Common Stock.”

          If prior to a purchase date the notes have been converted to semiannual coupon notes following the occurrence of a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid cash interest from the date of the conversion to the purchase date. For more information on this optional conversion, see “— Optional Conversion to Semiannual Coupon Notes upon Tax Event.”

          We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

•	the amount of the purchase price;

•	whether we will pay the purchase price of the notes in cash or common stock or any combination thereof, specifying the percentages of each;

•	if we elect to pay in common stock, the calculation of the market price of the common stock; and

•	the procedures that holders must follow to require us to purchase their notes.

          The purchase notice given by each holder electing to require us to purchase notes shall state:

•	the certificate numbers of the holder’s notes to be delivered for purchase;

•	the portion of the principal amount at maturity of notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes; and

•	in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

•	to withdraw the purchase notice as to some or all of the notes to which it relates; or

•	to receive cash in respect of the entire purchase price for all notes or portions of notes subject to such purchase notice.

          If the purchase price for the notes subject to the purchase notice is ultimately to be paid to a holder entirely in cash because we have not satisfied one or more of the conditions to payment of the purchase price in common stock prior to the close of business on the purchase date, a holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all such notes unless such holder has properly notified us of its election to withdraw the purchase notice. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see “Certain United States Federal Income Tax Considerations — U.S. Holders — Sale, Exchange, Redemption and Other Disposition of Notes.”

          Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date.

          The notice of withdrawal shall state:

•	the principal amount at maturity being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the principal amount at maturity, if any, of the notes that remain subject to the purchase notice.

          If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of such shares we deliver shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

          We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See “Certain United States Federal Income Tax Considerations — U.S. Holders — Sale, Exchange, Redemption and Other Disposition of Notes.”

          The market price of our common stock shall be an amount equal to the average of the sale prices of our common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date, or, if such business day is not a trading day, then on the last trading day prior to such business day, appropriately adjusted to take into account any occurrence that would result in an adjustment of the conversion rate with respect to the common stock. See “Conversion Rights” for a description of the manner in which the sale price of our common stock is determined.

          Because the market price of our common stock is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

          Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will promptly issue a press release and publish such information on our website.

          Our right to purchase notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

•	listing the common stock on the Nasdaq National Market or listing on a national securities exchange;

•	the registration of the common stock under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

          If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes of the holder entirely in cash. See “Certain United States Federal Income Tax Considerations — U.S. Holders — Sale, Exchange, Redemption and Other Disposition of Notes.” We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

          In connection with any purchase offer, we will:

•	comply with the provisions of Rule l3e-4, Rule 14e-l and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

          Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made as soon as practicable following the later of the purchase date or the time of delivery of the note.

          If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and cash interest or original issue discount on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

          No notes may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

Change of Control Permits Purchase of Notes by Mesa Air at the Option of the Holder

          In the event of a change of control, each holder will have the right, at the holder’s option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s notes. However, the principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

          We will be required to purchase the notes as of a date no later than 30 business days after the occurrence of such change of control at a cash price equal to the sum of the issue price plus accrued original issue discount or accrued cash interest, if any, on such note to such date of purchase.

          If prior to such date of purchase upon a change of control the notes have been converted to semiannual coupon notes following the occurrence of a tax event, we will be required to purchase the notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to such date of purchase.

          Within 15 days after the occurrence of a change of control, we are obligated to mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change of control, which notice shall state, among other things:

•	the events causing a change of control;

•	the date of such change of control;

•	the last date on which the purchase right may be exercised;

•	the change of control purchase price;

•	the change of control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate resulting from such change of control;

•	that notes with respect to which a change of control purchase notice is given by the holder may be converted only if the change of control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

          To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change of control purchase date. The required purchase notice upon a change of control shall state:

•	the certificate numbers of the notes to be delivered by the holder,

•	the portion of the principal amount at maturity of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such notes pursuant to the applicable provisions of the notes.

          Any such change of control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change of control purchase date.

          The notice of withdrawal shall state:

•	the principal amount at maturity being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the principal amount at maturity, if any, of the notes that remain subject to a change of control purchase notice.

          Payment of the change of control purchase price for a note for which a change of control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change of control purchase notice. Payment of this change of control purchase price for such note will be made promptly following the later of the change of control purchase date or the time of delivery of such note.

          If the paying agent holds money sufficient to pay the change of control purchase price of the note on the business day following the change of control purchase date in accordance with the terms of the indenture, then immediately after the change of control purchase date, cash interest or original issue discount on the note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change of control purchase price upon delivery of the note.

          Under the indenture, a “change of control” of Mesa Air is deemed to have occurred upon the occurrence of any of the following:

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our and our subsidiaries’ assets, taken as a whole, to any person or group; or

•	the adoption of a plan relating to our liquidation or dissolution; or

•	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person or group becomes the beneficial owner, directly or indirectly, of more than 35% of the voting power of our outstanding voting stock; or

•	the first day on which more than a majority of the members of our board of directors are not continuing directors.

          “Continuing directors” means any member of our board of directors who:

•	was a member of our board of directors on the date of original issuance of the notes; or

•	was nominated for election to our board of directors with the approval of, or whose election to our board of directors was ratified by, at least a majority of the continuing directors who were members of our board of directors at the time of such nomination or election.

          In connection with any purchase offer in the event of a change of control, we will:

•	comply with the provisions of Rule l3e-4, Rule 14e-l and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

          The change of control purchase feature of the notes may, in certain circumstances, make more difficult or discourage a takeover of Mesa Air. The change of control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of common stock;

•	to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

•	part of a plan by management to adopt a series of anti-takeover provisions.

          Instead, the change of control purchase feature is a standard term contained in other offerings of securities similar to the notes that have been marketed by the Initial Purchasers. The terms of the change of control purchase feature resulted from negotiations between the Initial Purchasers and us.

          We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change of control with respect to the change of control purchase feature of the notes but that would increase the amount of our or our subsidiaries’ outstanding indebtedness.

          No notes may be purchased at the option of holders upon a change of control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change of control purchase price with respect to the notes.

Events of Default and Acceleration

          The following are events of default under the indenture:

•	default in the payment of any principal amount (including accrued original issue discount and, if the notes have been converted to semiannual coupon notes following a tax event, the restated principal amount) at maturity, redemption price, purchase price, or change of control purchase price due with respect to the notes, when the same become due and payable;

•	default in payment of any interest under the notes, which default continues for 30 days;

•	our failure or any guarantor’s failure to comply with any of our or such guarantor’s other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the notes, and our failure or such guarantor’s failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

•	default in the payment of principal when due or resulting in acceleration of other indebtedness of ours or of any guarantor for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million, and such acceleration has not been rescinded or annulled within a period of 10 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount at maturity of the notes; or

•	any guarantee ceases to be in full force and effect or is declared null and void or any guarantor denies that it has any further liability under any guarantee, or gives notice to such effect (other than by reason of the termination of the indenture or the release of any such guarantee in accordance with the indenture), and such condition shall have continued for a period of 30 days after written notice of such failure requiring the guarantor or us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of 25% in aggregate principal amount at maturity of the notes outstanding; or

•	certain events of bankruptcy, insolvency or reorganization affecting the guarantors or us.

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare the issue price of the notes plus the original issue discount on the notes accrued through the date of such declaration, and any accrued and unpaid cash interest (or, if the notes have been converted to semiannual coupon notes following a tax event, the restated principal amount, plus accrued interest) through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the notes plus the original issue discount accrued thereon, together with any accrued cash interest (or, if the notes have been converted to semiannual coupon notes following a tax event, the restated principal amount, plus accrued interest)

through the occurrence of such event shall automatically become and be immediately due and payable.

Mergers and Sales of Assets

          The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entity to another person unless:

•	the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such corporation (if other than us) assumes all our obligations under the notes and the indenture;

•	after giving effect to the transaction no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

•	other conditions described in the indenture are met.

          Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change of control of Mesa Air, permitting each holder to require us to purchase the notes of such holder as described above.

          The indenture also provides that a guarantor may not consolidate with or merge into any person or convey, transfer or lease its properties and assets substantially as an entity to another person unless the surviving person assumes the obligations of such guarantor and the surviving person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, except if all of the assets or all of the common stock of such guarantor is sold to a non-affiliate of Mesa Air, in which case the guarantee is released.

Optional Conversion to Semiannual Coupon Notes upon Tax Event

          From and after the date of the occurrence of a tax event, we shall have the option to elect to have interest in lieu of future accrued original issue discount or cash interest accrue at 6.25% per year on a principal amount per note equal to the sum of the issue price and accrued original issue discount on such note on the date of the tax event or the date on which we exercise such option, whichever is later.

          Such interest shall accrue from the option exercise date, and shall be payable semiannually on the interest payment dates of June 16 and December 16 of each year to holders of record at the close of business on June 1 or December 1 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest, if applicable, has been paid or provided for or, if no interest is payable or has been paid or provided for, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount or cash interest, the redemption price, purchase price and change of control purchase price on the notes will be adjusted. However, there will be no change in the holder’s conversion rights.

          A “tax event” means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

•	any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein; or

•	any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this Prospectus, there is more than an insubstantial risk that accrued original issue discount payable on the notes either:

•	would not be deductible on a current accrual basis; or

•	would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

          The Clinton administration previously proposed to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the interest. Congress did not enact those proposed changes. It is not certain what the views of the Bush administration are on this issue and we cannot assure you that the same or a similar proposal will not be proposed and enacted.

          If a similar proposal were ever enacted and made applicable to the notes in a manner that would limit our ability to either

•	deduct the interest, including the accrued original issue discount, payable on the notes on a current accrual basis; or

•	deduct the interest, including accrued original issue discount, payable on the notes under any other method for United States federal income tax purposes,

such enactment would result in a tax event and the terms of the notes would be subject to modification at our option as described above.

          The modification of the terms of notes by us upon a tax event as described above could possibly alter the timing of income recognition by holders of the notes with respect to the semiannual payments of interest due on the notes after the date on which we exercise our option to pay interest in lieu of accrued original issue discount or accrued interest, if any, on the notes.

Modification

          The trustee and we may modify or amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the notes then outstanding. However, the consent of the holders of each outstanding note would be required to:

•	alter the manner of calculation or rate of accrual of original issue discount or interest on any note or change the time of payment;

•	make any note payable in money or securities other than that stated in the note;

•	change the stated maturity of any note;

•	reduce the principal amount at maturity, restated principal amount, issue price, accrued original issue discount, redemption price, purchase price or change of control purchase price with respect to any note;

•	make any change that adversely affects the rights of a holder to convert any note;

•	make any change that adversely affects the right to require us to purchase a note;

•	impair the right to institute suit for the enforcement of any payment with respect to the notes, or any guarantees, or with respect to conversion of the notes;

•	change the provisions in the indenture that relate to modifying or amending the indenture; and

•	release any guarantor from any of its obligations under its guarantee other than in accordance with the terms of the indenture.

          Without the consent of any holder of notes, the trustee and we may enter into supplemental indentures for any of the following purposes:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the notes;

•	to cure any ambiguity or inconsistency in the indenture; or

•	to make any change that does not adversely affect the rights of any holder of the notes.

          The holders of a majority in principal amount at maturity of the outstanding notes may, on behalf of all the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

•	waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued original issue discount, redemption price, purchase price or change of control purchase price or obligation to deliver common stock upon conversion with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Discharge of the Indenture

          We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change of control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Calculations in Respect of Notes

          We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of our common stock. We are required to make all these calculations in good faith and, absent manifest error, our calculations are final and binding on holders of notes. We are required to provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

          If a bankruptcy proceeding is commenced in respect of Mesa Air or any guarantor, the claim of a holder of a note is, under Title II of the United States Code, limited to the issue price of the note plus that portion of the original issue discount, together with any cash interest, that has accrued from the date of issue to the commencement of the proceeding.

Governing Law

          The indenture and the notes and guarantees are governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

          U.S. Bank National Association is the trustee, registrar, paying agent and conversion agent under the indenture for the notes.

Book-Entry System

          The notes are only issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners are not be holders and will not be entitled to any rights under the global securities or the indenture. Mesa Air and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

          Notes represented by a global security are exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

•	a default under the indenture occurs and is continuing.

          DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DESCRIPTION OF CAPITAL STOCK

          Our authorized capital stock consists of 75,000,000 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share.

Common Stock

          As of November 11, 2003, there were 31,719,074 shares of common stock outstanding and held of record by 1,247 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting for the election of directors is not permitted subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably those dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, our dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, fully-paid and nonassessable. Our common stock is listed on the Nasdaq National Market under the symbol “MESA.”

Preferred Stock

          There are, and upon completion of the offering, there will be, no shares of preferred stock outstanding. The board of directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock, no par value per share, in one or more series and to fix the powers, preferences, privileges, rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors’ authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change of control in us. We have no present plan to issue any shares of preferred stock.

Anti-Takeover Provisions of Nevada Law

          We are subject to the provisions of the Nevada private corporation law, which are anti-takeover provisions. In general, the provisions of Sections 78.411-444 prohibits a publicly held Nevada corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 10% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Registration Rights

          In February 2002, we reached an agreement with Raytheon to reduce the operating costs of our Beechcraft 1900D fleet. In consideration for Raytheon’s financial accommodations under that agreement, we granted Raytheon an option to purchase up to 233,068 warrants over a three-year period pursuant to a warrant purchase agreement. Each warrant entitles the holder to purchase one share of common stock. Pursuant to the warrant purchase agreement, Raytheon has the right to cause us to register shares of common stock under the Securities Act.

          Under the terms of the warrant purchase agreement, Raytheon has the right so long as it holds any warrants or warrant shares, to require us to file a registration statement under the Securities Act covering all of the warrant shares held by them and to request that such registration remain effective until October 15, 2006. In addition, the warrant purchase agreement provides for “piggyback” registration rights with respect to the warrant shares whenever we file a registration statement on a registration form that can be used to register the warrant shares held by Raytheon. Raytheon must pay its pro rata share of the registration expenses and reasonable maintenance cost incurred in connection with these registrations.

Limitations on Liability and Indemnification of Officers and Directors

          Our articles of incorporation provide that, to the fullest extent permitted by Nevada law, none of our directors will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duties. The provision effectively eliminates our rights and the rights of our stockholders to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches from grossly negligent conduct. This provision does not, however, exonerate directors from liability under federal securities laws or for (1) breach of a director’s duty of loyalty to us or to our stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (3) specified willful or negligent acts relating to the payment of dividends or the repurchase or redemption of securities or (4) any transaction from which a director has derived an improper personal benefit. Our bylaws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law. We also have entered into separate indemnification agreements with each of our directors and executive officers that impose contractual indemnification obligations on the Company with respect to specified claims made against such officers or directors.

Transfer Agent and Registrar

          ComputerShare Trust, Inc. is the transfer agent and registrar for our common stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          The following summary discusses certain material U.S. federal income tax (and in the case of non-U.S. holders, as defined below, certain U.S. federal estate tax) consequences relating to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted. Except where noted, this summary deals only with notes and shares of common stock held as capital assets and is applicable only to initial individual purchasers of notes who purchased the notes for an amount of cash equal to the initial offering price of such notes. Additionally, this summary does not deal with special situations, such as:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt entities and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to persons holding notes or common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

          The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences discussed herein. If a partnership holds our notes or common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or common stock, you should consult your tax adviser. Whether a note is treated as debt (and not equity) for U.S. federal income tax purposes is an inherently factual question and no single factor is determinative. We are treating the notes as indebtedness for U.S. federal income tax purposes and the following discussion assumes that such treatment will be respected.

          IF YOU ARE CONSIDERING THE PURCHASE OF NOTES, YOU SHOULD CONSULT YOUR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. Holders

          The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder. A “U.S. holder” means a beneficial owner of a note or common stock that is:

•	a citizen or resident alien individual of the United States;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Original Issue Discount

          The notes have original issue discount (“OID”) for U.S. federal income tax purposes, and accordingly, U.S. holders are subject to special rules relating to the accrual of income for such purposes. U.S. holders generally must include OID in gross income for U.S. federal income tax purposes on an annual basis under a constant yield accrual method regardless of their regular method of tax accounting. As a result, U.S. holders may be required to include OID in income in advance of the receipt of cash attributable to such income.

          The notes are treated as issued with OID equal to the excess of a note’s “stated redemption price at maturity” over its “issue price.” The stated redemption price at maturity of a note will include all payments of principal and stated interest on the note. The notes provide for payment of interest in cash through June 16, 2008. Such interest will be included in the stated redemption price at maturity and taxed as part of OID and will not be again included separately in gross income of U.S. holders when accrued or paid. The issue price is the first price at which a substantial amount of notes are sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting as underwriters, placement agents or wholesalers). The amount of OID includible in income by an initial U.S. holder is the sum of the “daily portions” of OID with respect to the note for each day during the taxable year or portion thereof in which such U.S. holder holds such note (“accrued OID”). A daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID that accrued in such period. The “accrual period” of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the product of the note’s adjusted issue price at the beginning of such accrual period and its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period. The “adjusted issue price” of a note at the start of any accrual period is equal to its issue price, increased by the accrued OID for each prior accrual period and reduced by any payments of interest and principal made on such note.

          We may be required to make payments of liquidated damages if we do not file or cause to be declared effective a registration statement, as described under “— Description of the Notes — Registration Rights.” We intend to take the position for U.S. federal income tax purposes that any payments of liquidated damages should be taxable to you as additional ordinary income when received or accrued, in accordance with your method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that liquidated damages will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable U.S. Treasury regulations. Our determination that such possibility is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the IRS on your tax return for the year during which you acquire the note. However, the IRS may take a contrary position from that described above, which could affect the timing and character of both your income from the notes and our deduction with respect to the payments of liquidated damages.

          If we do fail to file or cause to be declared effective a registration statement, you should consult your tax advisers concerning the appropriate tax treatment of the payment of liquidated damages with respect to the notes.

Constructive Dividend

          The conversion price of the notes will be adjusted in certain circumstances. Under section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code.

Sale, Exchange, Redemption and other Disposition of Notes

          Except as provided below under “— Conversion of Notes into Common Stock,” you will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a note equal to the difference between the amount realized upon the sale, exchange, redemption or other disposition and your adjusted tax basis in the note, which will be equal to the amount paid for the note, increased by the amount of OID previously included in income (including in the tax year of disposition) and decreased by the amount of payments of interest and principal. Any gain or loss recognized on a disposition of the note will be capital gain or loss. If you are an individual and have held the note for more than one year, such capital gain will be subject to tax at a maximum rate of 15% (through December 31, 2008, after which time it reverts to a maximum rate of 20%). Your ability to deduct capital losses may be limited.

Conversion of Notes into Common Stock

          You will not recognize any income, gain or loss on the conversion of your notes into common stock except to the extent of cash received in lieu of a fractional share of common stock. You will be required to include in gross income daily portions of the OID not previously included in gross income with respect to the notes, up to the date of conversion. Cash received in lieu of a fractional share of common stock generally should be treated as a payment in exchange for such fractional share. The amount of gain or loss on the deemed sale of such fractional share will be equal to the difference between the amount of cash you receive in respect of such fractional share, and the portion of your adjusted tax basis in the note that is allocable to the fractional share. The tax basis of the common stock received upon a conversion will equal the allocable portion of the adjusted tax basis of the note that was converted into common stock. Your holding period for common stock will include the period during which you held the notes. To the extent any common stock issued upon a conversion is allocable to accrued OID, the holding period for such common stock may commence on the day following the date of delivery of common stock, although there is no authority precisely on point.

Dividends on Common Stock

          If, after you convert a note into common stock, we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of that stock, the distribution will be treated as a dividend, taxable to you at a maximum rate of 15% (through December 31, 2008 after which time it reverts to being taxable at ordinary income rates), to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current or accumulated earnings and profits, the excess will be treated first as a tax-free return of your investment, up to your basis in such common stock. Any remaining excess will be treated as capital gain. If you are a corporation, you may be able to claim a deduction for a portion of any distribution received that is considered a dividend.

Sale or Other Disposition of Common Stock

          You will generally recognize capital gain or loss on a sale or other disposition of common stock. Your gain or loss will equal the difference between the proceeds you received and your adjusted tax basis in the stock. The proceeds received will include the amount of any cash and the fair market value of any other property received for the stock. If you are an individual and have held the note for more than one year, such capital gain will be subject to tax at a maximum rate of 15% (through December 31, 2008, after which time it reverts to a maximum rate of 20%). Your ability to deduct capital losses may be limited.

Exercise of the Optional Redemption or Repurchase Right

          If a U.S. holder requires us to repurchase a note on a repurchase date and we issue shares of our common stock in full satisfaction of the repurchase price, the exchange of a note for shares of our common stock should be treated in the same manner as a conversion.

          If a U.S. holder requires us to repurchase a note on a repurchase date and if we deliver a combination of cash and shares of our common stock in payment of the repurchase price, then, in general:

•	a U.S. holder should recognize gain (but not loss) to the extent that the cash and the value of the shares exceed its adjusted tax basis in the note, but in no event should the amount of recognized gain exceed the amount of cash received;

•	a U.S. holder will be required to include in gross income daily portions of the OID up to the date of conversion;

•	a U.S. holder’s basis in the shares received should be the same as its basis in the note repurchased by us (exclusive of any basis allocable to a fractional share), decreased by the amount of cash received (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized by such holder (other than gain with respect to a fractional share); and

•	the holding period of the shares received in the exchange should include the holding period for the note that was repurchased, except that the holding period of shares attributable to accrued OID may commence on the day following the date of delivery of common stock, although there is no authority precisely on point.

          If we elect to exercise our option to purchase a note or if a U.S. holder requires us to repurchase a note on a repurchase date and if, in either event, we deliver to a holder cash in full satisfaction of the repurchase price, the repurchase will be treated the same as a sale of the note, as described above under “— Sale, Exchange, Redemption and other Disposition of the Notes.”

Non-U.S. Holders

          The following is a summary of certain material U.S. federal tax consequences that will apply to you if you are a non-U.S. holder. The term “non-U.S. holder” means a beneficial owner of a note or common stock that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations”, “passive foreign investment companies”, “foreign personal holding companies”, persons eligible for benefits under income tax conventions to which the United States is a party and certain U.S. expatriates. Non-U.S. holders should consult their own tax advisers to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payment of Interest

          The 30% U.S. federal withholding tax will not apply to any payment to you of interest on a note provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of session 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is related to us within the meaning of section 864(d)(4) of the Code;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your notes through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable U.S. Treasury regulations.

          Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

          If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided you satisfy the certification requirements described above) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

     Absent further relevant guidance from the IRS, we intend to treat payments of liquidated damages made to non-U.S. holders as subject to U.S. withholding tax. Therefore, we intend to withhold on such payments at a rate of 30% unless we receive an IRS Form W-8BEN or an IRS Form W-8ECI from the non-U.S. holder claiming, respectively, that such payments are subject to reduction or elimination of withholding under an applicable treaty or that such payments are effectively connected with the conduct of a U.S. trade or business. A non-U.S. holder that is subject to the withholding tax should consult its own tax advisers as to whether it can obtain a refund for all or a portion of the withholding tax on the grounds that the liquidated damages qualify for the exemption applicable to interests (described above) within the meaning of the Code or some other grounds.

Conversion of the Notes

          A non-U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder’s receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See “— Sale, Exchange or Redemption of Notes or Common Stock,” below.

Dividends

          Any dividends paid to you with respect to our common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, see “— U.S. Holders — Constructive Dividend” above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Redemption of Notes or Common Stock

          Any gain realized upon the sale, exchange, redemption or other disposition of a note or share of common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States by you,

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

          A non-U.S. holder whose gain is described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale at the applicable graduated rate(s). A corporate non-U.S. holder whose gain is described in the first bullet point above may also be subject to a branch profits tax at a 30% rate or a lower rate if an income tax treaty applies. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States.

          We believe we are not and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. However, there can be no assurances that we will not become a U.S. real property holding corporation in the future.

U.S. Federal Estate Tax

          The U.S. federal estate tax will not apply to notes owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury regulations) and (2) interest on the note would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. However, common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise. Noteholders that are individuals should be aware that there have been recent amendments to the U.S. federal estate tax rules, and such persons should consult with their tax advisers before considering an investment in the notes.

Information Reporting and Backup Withholding

          If you are a U.S. holder, in general, information reporting requirements will apply to certain payments of principal and interest on the notes, dividends paid on the common stock, and the proceeds of sale of a note or share of common stock unless you are an exempt recipient (such as a corporation). Backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. The backup withholding rate for 2003 is 28%.

          If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under “— Non-U.S. Holders — Payment of Interest.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld, if any, with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

          Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished timely to the IRS.

SELLING SECURITYHOLDERS

          The notes were originally issued by us in a private placement to Merrill Lynch Pierce, Fenner & Smith Incorporated and Raymond James & Associates, Inc. and were simultaneously resold by the initial purchasers, in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by such initial purchasers to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). Each institution that purchased the notes from the initial purchasers and who has provided us with a questionnaire setting forth the information specified below. In addition, we are registering 129,935 shares of common stock for resale by the selling securityholder, Raytheon, upon the exercise of the warrant we issued to Raytheon. The selling securityholders, including their transferees, pledgees, donees and successors (collectively, a “selling securityholder”), may from time to time offer and sell pursuant to this prospectus or a supplement hereto any or all of the notes held by that selling securityholder and common stock underlying the notes or the Raytheon warrant.

          The following table sets forth information as of September 2, 2003, with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling securityholder pursuant to the questionnaires referred to above. No holder of the notes may sell the notes or shares without furnishing to us a questionnaire setting forth the information specified below. However, as of the date of this prospectus, not every holder has provided to us a questionnaire. Therefore, the heading “Other” in the “Name” column below represents the notes and shares held by holders who have not yet returned to us their questionnaire. In addition, with respect to Raytheon, the table sets forth the number of shares of common stock held by it that may from time to time be offered for resale by it under this prospectus.

          The selling securityholder may offer all, some or none of the notes or common stock underlying the notes or the Raytheon warrant. In addition, the selling securityholder may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt form the registration requirements of the Securities Act. Based upon information provided by the selling securityholders, no selling securityholder beneficially owns one percent or more of our common stock assuming conversion of the selling securityholder’s notes, except as otherwise indicated in the table below. Based upon information provided by the selling securityholder, none of the selling security holders nor any of their affiliates, officers, directors or principal equity holders, has held any position or office or has had any material relationship with us within the past three years.

     Information concerning the selling securityholder may change from time to time and any changed information will be set forth in post-effective amendments to the registration statement of which this prospectus is apart. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. The information is based on information provided by or on behalf of the selling securityholders.

			Shares of Common
	Principal Amount of		Stock Beneficially
	Notes Beneficially	Percentage of Notes	Owned Before the	Common Stock
Name	Offered	Outstanding	Offering(1)	Offered(2)

AIG DKR SouthShore Oasis Holdings Fund Ltd.	$3,000,000	1.19%	—	75,515
Akela Capital Master Fund, Ltd.	21,000,000	8.33%	—	528,607
Amaranth LLC	34,118,000	13.54%	—	858,811
Badays Global Investors Diversified Alpha Plus Funds	125,000	*	—	3,146
CNH CA Master Account, L.P.	2,000,000	*	—	50,343
DBAG London	57,500,000	22.82%	—	1,447,378
D.E. Shaw Investment Group, L.P.	300,000	*	—	7,551
D.E. Shaw Valence Portfolios, L.P.	1,200,000	*	—	30,206
Forest Fulcrum Fund LP	150,000	*	—	3,775
Forest Global Convertible Fund, Ltd., Class A-5	700,000	*	—	17,620
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	400,000	*	—	10,068
LLT Limited	100,000	*	—	2,517
Lyxor/Forest Fund Ltd.	350,000	*	—	8,810

[Additional columns below]

[Continued from above table, first column(s) repeated]

Common Stock Owned After
Completion of Offering(3)

Exercise Shares
Name	Offered	Number of Shares	Percentage

AIG DKR SouthShore Oasis Holdings Fund Ltd.	—	—	—
Akela Capital Master Fund, Ltd.	—	—	—
Amaranth LLC	—	—	—
Badays Global Investors Diversified Alpha Plus Funds	—	—	—
CNH CA Master Account, L.P.	—	—	—
DBAG London	—	—	—
D.E. Shaw Investment Group, L.P.	—	—	—
D.E. Shaw Valence Portfolios, L.P.	—	—	—
Forest Fulcrum Fund LP	—	—	—
Forest Global Convertible Fund, Ltd., Class A-5	—	—	—
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	—	—	—
LLT Limited	—	—	—
Lyxor/Forest Fund Ltd.	—	—	—

			Shares of Common
	Principal Amount of		Stock Beneficially
	Notes Beneficially	Percentage of Notes	Owned Before the	Common Stock
Name	Offered	Outstanding	Offering(1)	Offered(2)

Morgan Stanley Convertible Securities Trust	2,500,000	*	—	62,929
Polaris Vega Fund L.P.	2,500,000	*	—	62,929
Raytheon Aircraft Credit Company (4)	—	—	129,935	129,935
RBC Alternative Assets LP	75,000	*	—	1,887
Relay 11 Holdings Co.	75,000	*	—	1,887
Southern Farm Bureau Life Insurance	2,000,000	*	—	50,343
Sphinx Convertible Arbitrage SPC	75,000	*	—	1,887
Sunrise Partners Limited Partnership	9,482,000	3.76%	—	238,678
Univest Convertible Arbitrage Fund Ltd.	100,000	*	—	2,517
Value Line Aggressive Income Trust	500,000	*	—	12,585
Value Line Income and Growth Fund, Inc.	1,000,000	*	—	25,171
Value Line Convertible Fund, Inc.	500,000	*	—	12,585
Vanguard Convertible Securities Fund, Inc.	6,550,000	2.60%	—	164,875
Xavex Convertible Arbitrage 4 Fund	100,000	*	—	2,517
Zurich Instructional Benchmarks Master Fund Ltd.	250,000	*	—	6,292
Other	105,350,000	41.81%	—	2,651,848

[Additional columns below]

[Continued from above table, first column(s) repeated]

Common Stock Owned After
Completion of Offering(3)

Exercise Shares
Name	Offered	Number of Shares	Percentage

Morgan Stanley Convertible Securities Trust	—	—	—
Polaris Vega Fund L.P.	—	—	—
Raytheon Aircraft Credit Company (4)	—	—	—
RBC Alternative Assets LP	—	—	—
Relay 11 Holdings Co.	—	—	—
Southern Farm Bureau Life Insurance	—	—	—
Sphinx Convertible Arbitrage SPC	—	—	—
Sunrise Partners Limited Partnership	—	—	—
Univest Convertible Arbitrage Fund Ltd.	—	—	—
Value Line Aggressive Income Trust	—	—	—
Value Line Income and Growth Fund, Inc.	—	—	—
Value Line Convertible Fund, Inc.	—	—	—
Vanguard Convertible Securities Fund, Inc.	—	—	—
Xavex Convertible Arbitrage 4 Fund	—	—	—
Zurich Instructional Benchmarks Master Fund Ltd.	—	—	—
Other	—	—	—

*	Less than 1%

(1)	Figures in this column do not include the shares of common stock issuable upon conversion of the notes listed in the column to the right.

(2)	Represents shares of common stock issuable upon conversion of the notes that are beneficially owned and offered by the selling securityholder. The number of shares issuable upon conversion is subject to adjustment under certain circumstances.

(3)	Assumes that all of the notes and/or all of the common stock into which the notes are convertible are sold.

(4)	Represents shares underlying warrants previously issued to Raytheon Aircraft & Credit Company.

PLAN OF DISTRIBUTION

     The notes and the common stock are being registered to permit resale of theses securities by the selling securityholders from time to time after the date of this prospectus. We have agreed, among other things, to bear the expenses (other than underwriting discounts and selling commissions) incurred in connection with the registration and sale of the notes and the common stock covered by this prospectus, except Raytheon’s pro-rata portion, which Raytheon has agreed to pay. We will not receive any of the proceeds from the offering of the notes or the common stock by the selling securityholders.

     The selling securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in cross, block or other types of transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any other legally available means.

     Our common stock is listed for trading on the Nasdaq National Market under the symbol “Mesa.”

     In connection with the sale of the notes and the common stock underlying the notes or the Raytheon warrant, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the underlying common stock in the course of hedging the positions they assume. The selling securityholders may also sell the notes or the underlying common stock short and deliver these securities to close out their short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell those securities.

     The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or underlying common stock to be made directly or through agents.

     In order to comply with the securities laws of some states, if applicable, the notes and underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and underlying common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and underlying common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling securityholders and us and their and our respective directors, officers and controlling persons against specified liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. Similar indemnification obligations exist in our agreement with Raytheon.

LEGAL MATTERS

     The validity of the notes and shares of common stock issuable upon conversion of the notes will be passed upon for us by Squire, Sanders & Dempsey L.L.P., 40 North Central Avenue, Suite 2700, Phoenix, Arizona 85004.

EXPERTS

     The financial statements incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K filed on June 10, 2003 with the Securities and Exchange Commission have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

$252,000,000

[MESA AIR GROUP LOGO]

SENIOR CONVERTIBLE
NOTES
DUE 2023

AND

10,011,204 SHARES OF COMMON STOCK
ISSUABLE UPON CONVERSION THEREOF
____________________

PROSPECTUS
____________________

TABLE OF ADDITIONAL REGISTRANTS UNDER REGISTRATION STATEMENT ON FORM S-3	3
WHERE YOU CAN FIND MORE INFORMATION	1
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	1
PROSPECTUS SUMMARY	i
THE NOTES	1
RISK FACTORS	9
RATIO OF EARNINGS TO FIXED CHARGES	25
USE OF PROCEEDS	26
DESCRIPTION OF CAPITAL STOCK	46
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	48
SELLING SECURITYHOLDERS	56
PLAN OF DISTRIBUTION	59
LEGAL MATTERS	60
EXPERTS	60

December 20, 2003